Exhibit 99.2

WOORI BANK

SEPARATE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

ATTACHMENT: INDEPENDENT AUDITORS’ REPORT

INDEPENDENT AUDITORS’ REPORT

English Translation of Independent Auditors’ Report Originally Issued in Korean on March 6, 2015

To the Shareholder and the Board of Directors of

Woori Bank

Report on the Separate Financial Statements

We have audited the accompanying separate financial statements of Woori Bank (the “Bank”) which comprise the separate statements of financial position as of December 31, 2014 and 2013, respectively, and the separate statements of comprehensive income, separate statements of changes in stockholders’ equity and separate statements of cash flows, all expressed in Korean Won, for the years ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an audit opinion on these separate financial statements based on our audit. We conducted our audit in accordance with Korean Auditing Standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free from material misstatement, whether due to fraud or error.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the separate financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the separate financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the separate financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the separate financial statements present fairly, in all material respects, the financial position of Woori Bank as of December 31, 2014 and 2013, respectively, and its financial performance and its cash flows for the years then ended in accordance with K-IFRS.

Other Matters

The comparative separate financial statements as of December 31, 2013 were audited in accordance with the former Korean Standards on Auditing (“KSAs”).

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying separate financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying separate financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

March 6, 2015

Notice to Readers

This report is effective as of March 6, 2015, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the separate financial statements and may result in modifications to the auditors’ report.

WOORI BANK

SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

The accompanying separate financial statements including all footnote disclosures were prepared by and are the responsibility of the management of the Bank.

Kwang Goo Lee

Chairman and Chief Executive Officer

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2014 AND 2013

	December 31, 2014	December 31, 2013
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	4,668,916	4,694,201
Financial assets at fair value through profit or loss (Notes 4, 7, 11, 12, 18 and 26)	3,097,309	3,353,936
Available-for-sale financial assets (Notes 4, 8, 11, 12 and 18)	17,791,224	16,499,175
Held-to-maturity financial assets (Notes 4, 9, 11, 12 and 18)	12,989,894	12,016,870
Loans and receivables (Notes 4, 10, 11, 12, 44 and 45)	210,640,380	201,836,689
Investments in subsidiaries and associates (Note 13)	3,619,036	2,109,453
Investment properties (Note 14)	350,785	333,693
Premises and equipment (Notes 15, 17 and 18)	2,348,450	2,353,831
Intangible assets (Note 16)	43,186	69,994
Assets held for sale (Note 17)	6,837	587
Current tax assets (Note 42)	1,058	134,691
Deferred tax assets (Note 42)	193,453	—
Derivative assets (Notes 7, 11, 12 and 26)	196,061	131,410
Other assets (Notes 19 and 45)	124,712	151,636

Total assets	256,071,301	243,686,166

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4, 11, 12, 20 and 26)	2,670,358	2,630,421
Deposits due to customers (Notes 4, 11, 21 and 45)	181,288,444	169,870,194
Borrowings (Notes 4, 11, 12 and 22)	16,139,529	16,711,669
Debentures (Notes 4, 11 and 22)	20,998,041	16,035,967
Provisions (Notes 23 and 44)	667,286	641,459
Net defined benefit liability (Note 24)	43,381	36,577
Current tax liabilities (Note 42)	261,228	8,552
Deferred tax liabilities (Note 42)	—	35,108
Derivative liabilities (Notes 4, 11, 12 and 26)	—	1,785
Other financial liabilities (Notes 4, 11, 12 and 25)	15,857,059	19,162,494
Other liabilities (Notes 25 and 45)	289,570	297,895

Total liabilities	238,214,896	225,432,121

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2014 AND 2013 (CONTINUED)

	December 31, 2014	December 31, 2013
	(Korean Won in millions)
EQUITY
Capital stock (Note 28)	3,381,392	2,983,452
Hybrid securities (Note 29)	2,538,823	2,380,797
Capital surplus (Note 28)	269,533	732,538
Other equity (Note 30)	(695,522)	143,825
Retained earnings (Notes 31 and 32) (Regulatory reserve for credit loss as of December 31, 2014 and 2013 is 1,193,393 million Won and 1,297,123 million Won, respectively Unreserved regulatory reserve for credit loss as of December 31, 2014 and 2013 is nil Regulatory reserve for credit loss to be reserved (reversed) as of December 31, 2014 and 2013 is 189,050 million Won and (-) 103,730 million Won, respectively Planned provision (reversal) of regulatory reserve for credit loss as of December 31, 2014 and 2013 is 189,050 million Won and (-) 103,730 million Won, respectively)	12,362,179	12,013,433

Total equity	17,856,405	18,254,045

Total liabilities and equity	256,071,301	243,686,166

See notes to separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
	(Korean Won in millions, except for per share data)
Interest income	8,418,931	8,783,349
Interest expense	(4,328,153)	(4,592,873)

Net interest income (Notes 34 and 45)	4,090,778	4,190,476
Fees and commissions income	927,653	935,893
Fees and commissions expense	(132,361)	(146,012)

Net fees and commissions income (Notes 35 and 45)	795,292	789,881
Dividend income (Note 36)	183,452	83,202
Net gain on financial instruments at fair value through profit or loss (Note 37)	169,537	148,476
Net loss on available-for-sale financial assets (Note 38)	(92,379)	(61,525)
Impairment losses due to credit loss (Note 39)	(928,492)	(2,084,365)
General and administrative expenses (Note 40)	(2,655,157)	(2,551,622)
Other net operating expenses (Note 40)	(692,137)	(169,600)

Operating income	870,894	344,923
Share of losses of subsidiaries and associates (Note 13)	(84,042)	(6,926)
Other net non-operating income	56,127	100,553

Non-operating income (loss) (Note 41)	(27,915)	93,627
Net income before income tax expense	842,979	438,550

Income tax expense (Note 42)	(196,681)	(73,693)

Net income from continuing operations	646,298	364,857
Net income from discontinued operations (Note 47)	—	29,476
Net income
(Net income after the provision (reversal) of regulatory reserve for credit loss for the years ended December 31, 2014 and 2013 are 457,248 million Won and 498,063 million Won, respectively) (Note 32)	646,298	394,333

Remeasurement of the net defined benefit liability	(58,468)	6,671

Items that will not be reclassified to profit or loss	(58,468)	6,671
Gain on valuation of available-for-sale financial assets	55,886	15,040
Gain (loss) on foreign currency translation of foreign operations	7,469	(10,136)

Items that may be reclassified to profit or loss	63,355	4,904
Other comprehensive income, net of tax	4,887	11,575
Total comprehensive income	651,185	405,908

Net income per share (In Korean Won) (Note 43)
Continuing operation and discontinued operation
Basic earnings per common share	842	423
Diluted earnings per common share	842	405
Continuing operation
Basic earnings per common share	842	374
Diluted earnings per common share	842	358

See notes to separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Total
January 1, 2013	3,829,783	1,681,807	809,883	132,250	12,040,325	18,494,048
Net income	—	—	—	—	394,333	394,333
Dividends	—	—	—	—	(173,306)	(173,306)
Gain on valuation of available-for-sale financial assets	—	—	—	29,837	—	29,837
Foreign currency translation of foreign operations	—	—	—	(10,136)	—	(10,136)
Remeasurement of the net defined benefit liability	—	—	—	6,451	—	6,451
Dividends to hybrid securities	—	—	—	—	(136,172)	(136,172)
Issuance of hybrid securities	—	698,990	—	—	—	698,990
Credit card division spin-off	(846,331)	—	(77,345)	(14,577)	(111,747)	(1,050,000)

December 31, 2013	2,983,452	2,380,797	732,538	143,825	12,013,433	18,254,045

January 1, 2014	2,983,452	2,380,797	732,538	143,825	12,013,433	18,254,045
Net income	—	—	—	—	646,298	646,298
Dividends	—	—	—	—	(164,000)	(164,000)
Gain on valuation of available-for-sale financial assets	—	—	—	55,886	—	55,886
Foreign currency translation of foreign operations	—	—	—	7,469	—	7,469
Remeasurement of the net defined benefit liability	—	—	—	(56,961)	—	(56,961)
Dividends to hybrid securities	—	—	—	—	(133,551)	(133,551)
Issuance of hybrid securities	—	159,618	—	—	—	159,618
Redemption of hybrid securities	—	(499,999)	—	—	(1)	(500,000)
Merger between Woori Bank and Woori Finance Holdings	397,940	498,407	(463,005)	(845,741)	—	(412,399)

December 31, 2014	3,381,392	2,538,823	269,533	(695,522)	12,362,179	17,856,405

See notes to separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
	(Korean Won in millions)
Cash flows from operating activities:
Net income	646,298	394,333
Adjustment to net income:
Income tax expense	196,681	83,104
Interest income	(8,418,931)	(9,005,359)
Interest expense	4,328,153	4,623,525
Dividend income	(219,688)	(126,549)

	(4,113,785)	(4,425,279)

Additions of expenses not involving cash outflows:
Impairment losses due to credit loss	928,492	2,111,180
Loss on available-for-sale financial assets	92,379	60,498
Share of losses of investments in subsidiaries and associates	84,042	6,926
Loss on transaction of derivatives / valuation of derivatives	21,091	119,776
Loss on fair value hedged items	87,476	13,505
Provision for guarantee and loan commitment	42,622	31,555
Retirement benefits	107,088	108,612
Depreciation and amortization	128,732	128,376
Loss on disposal of investments in subsidiaries and associates	1,998	—
Loss on disposal of premises and equipment and other assets	921	621
Impairment loss on premises and equipment and other assets	1,268	943

	1,496,109	2,581,992

Deductions of revenues not involving cash inflows:
Gain on transaction of derivatives / valuation of derivatives	84,533	11,487
Gain on fair value hedged items	23,317	127,558
Reversal of provisions	331	100
Gain on disposal of investment in subsidiaries and associates	35,464	24,529
Gain on disposal of premises and equipment and other assets	490	8,319
Reversal of impairment loss on premises and equipment and other assets	325	46

	144,460	172,039

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013 (CONTINUED)

	2014	2013
	(Korean Won in millions)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	296,564	5,728,669
Loans and receivables	(9,794,598)	(12,586,837)
Other assets	26,972	9,113
Deposits due to customers	12,785,363	5,392,373
Provision for guarantee and loan commitment	(196,768)	(136,272)
Other financial liabilities	(3,291,990)	(688,136)
Other liabilities	(6,949)	12,665

	(181,406)	(2,268,425)

Cash received from (paid for) operating activities:
Interest income received	8,352,487	9,017,350
Interest expense paid	(4,348,573)	(4,921,949)
Dividend received	219,688	126,548
Income tax paid	(39,065)	(299,178)

Net cash provided by operating activities	1,887,293	33,353

Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of available-for-sale financial assets	24,788,346	20,527,927
Redemption of held-to-maturity financial assets	4,548,682	5,605,298
Disposal of investments in subsidiaries and associates	70,017	72,094
Disposal of premises and equipment	761	12,542
Disposal of intangible assets	130	3,233
Disposal of assets held for sale	612	7,258
Increase of derivatives for risk hedge	8,014	2,830

	29,416,562	26,231,182

Cash out-flows from investing activities:
Acquisition of available-for-sale financial assets	26,054,562	22,900,522
Acquisition of held-to-maturity financial assets	5,543,576	3,476,356
Acquisition of investments in subsidiaries and associates	83,864	171,118
Acquisition of premises and equipment	92,445	71,778
Acquisition of intangible assets	22,058	17,953
Decrease of derivatives for risk hedge	2,300	3,467
Cash out-flows from credit card division spin-off	—	375,175

	31,798,805	27,016,369

Net cash used in investing activities	(2,382,243)	(785,187)

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013 (CONTINUED)

	2014	2013
	(Korean Won in millions)
Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	9,432,585	4,708,252
Issuance of debentures	8,236,626	6,024,668
Issuance of hybrid securities	159,619	698,990

	17,828,830	11,431,910

Cash out-flows from financing activities:
Repayment of borrowings	10,005,480	4,804,623
Repayment of debentures	6,569,526	4,929,664
Dividends paid	164,000	173,306
Redemption of hybrid securities	500,000	—
Dividends paid on hybrid securities	134,920	131,122

	17,373,926	10,038,715

Net cash provided by financing activities	454,904	1,393,195

Net increase (decrease) in cash and cash equivalents	(40,046)	641,361
Cash and cash equivalents, beginning of the period	4,694,201	4,135,353
Effects of exchange rate changes on cash and cash equivalents	14,761	(82,513)

Cash and cash equivalents, end of the period	4,668,916	4,694,201

See notes to separate financial statements

WOORI BANK

NOTES TO SEPARATE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

1.	GENERAL

(1)	Woori Bank

Woori Bank (hereinafter referred to “Woori Bank” or the “Bank”), which is a controlling entity in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1110 – Consolidated Financial Statements, was established in 1899 and is engaged in the commercial banking business under the Banking Law, trust business under the Financial Investment Services and Capital Market Act, and foreign exchange business with approval from the Bank of Korea (“BOK”) and the Ministry of Finance and Economy (“MOFE”).

On June 24, 2002, Woori Finance Holdings Co., Ltd. listed its common shares on the Korea Exchange through public offering. In addition, on September 29, 2003, the company registered with the Securities and Exchange Commission in the United States of America and, on the same day, listed its American Depositary Shares on the New York Stock Exchange.

Previously, Woori Finance Holdings Co., Ltd., the former holding company of Woori Financial Group, established on March 27, 2001 held a 100% ownership of the Bank. Effective November 1, 2014, Woori Finance Holdings Co., Ltd. completed its merger (the “Merger”) with and into Woori Bank, its wholly-owned subsidiary, as contemplated by the merger agreement (the “Merger Agreement”) dated July 28, 2014, by and between Woori Finance Holdings and Woori Bank. Pursuant to the Merger Agreement, for each outstanding common share of Woori Finance Holdings, one new common share of Woori Bank, par value 5,000 Korean Won, was issued to shareholders recorded in the shareholder register of Woori Finance Holdings. Accordingly, the shares of the Bank, 597 million shares, prior to the merger, was reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares. As a result, as of December 31, 2014, the common stock of the Bank amounts, expressed in Korean Won (the “KRW” or “million Won”), to 3,381,392 million Won. As Woori Finance Holdings was merged into the Bank, the Bank, which is the existing company, succeeded such rights and obligations as a listed company on Korea Exchange and New York Stock Exchange.

As a result of such merger, the Bank incorporated Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Co., Ltd., and Woori Finance Research Institute within its consolidation scope.

The head office of the Bank is located in 51 Sogong-ro, Jung Gu, Seoul, Korea. The Bank has 993 branches and offices in Korea, and 21 branches and offices overseas as of December 31, 2014.

2.	SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

(1)	Basis of presentation

The Bank’s separate financial statements are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), and the separate financial statements have been prepared on a stand-alone basis in accordance with K-IFRS 1027 ‘Separate Financial Statements’.

Separate financial statements are those presented by a parent (i.e. an investor with control of a subsidiary) or an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost or fair value in accordance with K-IFRS 1039 ‘Financial Instruments: Recognition and Measurement.’

Major accounting policies used for the preparation of the separate financial statements are stated below. These accounting policies except for the impact from the introduction of the enactments or amendments stated below have been applied consistently to the separate financial statements for the current period and accompanying comparative period.

The Bank’s separate financial statements have been prepared based on the historical cost method except for specific non-current assets and certain financial assets or liabilities reported at fair value.

The separate financial statements were approved by the board of directors on March 6, 2015.

1)	The Bank has newly adopted the following new standards and interpretations that affected the Bank’s accounting policies.

Amendments to K-IFRS 1032 – Financial Instruments: Presentation

The amendments to K-IFRS 1032 clarify the requirement for the offset presentation of financial assets and financial liabilities: the right to offset must not be conditional upon the occurrence of future events and can be exercised anytime during the contract periods. The right to offset is executable even in the case of default or insolvency. As the Bank does not have any financial assets and financial liabilities that qualify for offset based on the criteria set out in the amendments and concluded that the adoption of the amendments has no significant impact on the Bank’s separate financial statements.

Amendments to K-IFRS 1110, 1112, and 1027 – Investment Entities

Investment Entities introduced an exception to the principle in K-IFRS 1110 Consolidated financial statement that all subsidiaries shall be consolidated. The amendments define an investment entity and require a parent that is an investment entity to measure its investment in particular subsidiaries at fair value through profit or loss instead of consolidating those subsidiaries in its consolidated financial statements. Also, the new disclosure requirements for investment entities in accordance with the amendments of K-IFRS 1110 have been introduced by consequential amendments to K-IFRS 1112 Disclosure of Interests in Other Entities and K-IFRS 1027 Separate Financial Statements. The adoption of the amendments has no significant impact on the Bank’s separate financial statements.

Amendments to K-IFRS 1036 – Impairment of Assets

The amendments introduced disclosure requirements of recoverable amount when the recoverable amount of an asset or CGU is measured at fair value less costs of disposal. The adoption of these amendments has no impact on the disclosure in the Bank’s separate financial statements.

Amendments to K-IFRS 1039 – Financial Instruments: Recognition and Measurement

The amendments permits the Bank to use hedge accounting when, as a consequence of laws or regulations or the introduction of laws or regulations, the original counterparty to the hedging instrument is replaced by a central counterparty or an entity which is acting as counterparty in order to effect clearing by a central counterparty. The adoption of the amendments has no significant impact on the separate financial statements.

Enactment of K-IFRS 2121 – Levies

The enactment defines that the obligating event giving rise to the recognition of a liability to pay a levy is the activity that triggers the payment of the levy in accordance with the related legislation. The enactment has no significant impact on the Bank’s separate financial statements.

2)	The Bank has not applied the following K-IFRSs that have been issued but are not yet effective:

Amendments to K-IFRS 1019 – Employee Benefits

If the amount of the contributions is independent from the numbers of years of service, the Bank is permitted to recognize such contributions as a reduction in the service cost in the period in which the related service is rendered. The amendments are effective for the annual periods beginning on or after July 1, 2014.

Amendments to K-IFRS 1016 – Property, plant and Equipment

The amendments to K-IFRS 1016 prohibit the Bank from using a revenue-based depreciation method for items of property, plant and equipment. The amendments are effective for the annual periods beginning on or after January 1, 2016. The amendments are effective for the annual periods beginning on or after January 1, 2016.

Amendments to K-IFRS 1038 – Intangible Assets

The amendments to IAS 38 introduce a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset unless the intangible asset is expressed as a measure of revenue, or it can be demonstrated that revenue and the consumption of the economic benefits of the intangible asset are highly correlated.

Amendments to K-IFRS 1111 – Accounting for Acquisitions of Interests in Joint Operations

The amendments to K-IFRS 1111 provides guidance on how to account for the acquisition of joint operation that constitutes a business as defined in K-IFRS 1103 Business Combinations. A joint operator is also required to disclose the relevant information required by K-IFRS 1103 and other standards for business combinations. The amendments are effective for the annual periods beginning on or after January 1, 2016.

Annual Improvements to K-IFRS 2010-2012

The amendments to K-IFRS 1002 Share-based payment (i) changes the definitions of ‘vesting condition’ and ‘market condition’; and (ii) add definition for ‘performance condition’ and ‘service condition’ which were previously included within the definition of ‘vesting condition’. The amendments to K-IFRS 1103 clarify the classification and measurement of the contingent consideration in business combination. The amendments to K-IFRS 1108 Operating Segments clarify that a reconciliation of the total of the reportable segments’ assets should only be provided if the segment assets are regularly provided to the chief operating decision maker. The amendments are effective for the annual periods beginning on or after July 1, 2014.

Annual Improvements to K-IFRS 2011-2013

The amendments to K-IFRS 1103 clarify the scope of the portfolio exception for measuring the fair values of the Bank of financial assets and financial liabilities on a net basis includes all contracts that are within the scope the standard does not apply to the accounting for the formation of all types of joint arrangement in the financial statements of the joint arrangement itself. The amendments to K-IFRS 1113 Fair values Measurements and K-IFRS 1040 Investment Properties exist and these amendments are effective to the annual periods beginning on or after July 1, 2014.

The Bank is in the process of evaluating the impact on the separate financial statements upon the adoption of new and revised K-IFRSs that have been issued but are not yet effective.

(2)	Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Bank, liabilities assumed by the Bank to the former owners of the acquiree and the equity interests issued by the Bank in exchange for control of the acquiree. Acquisition-related costs are generally recognized in net income as incurred.

At the acquisition date, the acquiree’s identifiable assets, liabilities and contingent liabilities that meet the condition for recognition under K-IFRS 1103 are recognized at their fair value, except that:

•	deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with K-IFRS 1012 Income Taxes and K-IFRS 1019 Employee Benefits, respectively;

•	liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Bank entered into to replace share-based payment arrangements of the acquiree are measured in accordance with K-IFRS 1102 Share-based Payment at the acquisition date; and

•	non-current assets (or disposal groups) that are classified as held for sale in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations are measured at the lower of their previous carrying amounts and fair value less costs to sell.

Any excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Bank’s previously held equity interest (if any) in the acquiree over the net of identifiable assets and liabilities assumed of the acquiree at the acquisition date is recognized as goodwill which is included in intangible assets.

If, after reassessment, the Bank’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in net income as a bargain purchase gain.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in another K-IFRS.

When the consideration transferred by the Bank in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with K-IFRS—1039 Financial Instruments: Recognition and Measurement, or K-IFRS - 1037 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

When a business combination is achieved in stages, the Bank’s previously held equity interest in the acquiree is remeasured at fair value at the acquisition date (i.e. the date when the Bank obtains control) and the resulting gain or loss, if any, is recognized in net income. Amounts arising from changes in value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income where such treatment would be appropriate if that interest were disposed of.

In case where i) a common entity ultimately controls over all participating entities, or businesses, in business combination transaction, prior to and after the transaction continuously, and ii) the control is not temporary, the transaction meets the definition of “business combination under common control” and it is deemed that the transaction only results in the changes in legal substance, not economic substance, from the perspective of the ultimate controlling party. Thus, in such transactions, the acquirer recognizes the assets and liabilities of the acquiree on its financial statements at the book values as recognized in the ultimate controlling party’s consolidated financial statements, and the difference between the book value of consideration transferred to and the book value of net assets transferred in is recognized as equity.

(3)	Investment in Joint operation

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

When the Bank operates as a joint operator, it recognizes in relation to its interest in a joint operation:

(a)	its assets, including its share of any assets held jointly;
(b)	its liabilities, including its share of any liabilities incurred jointly;
(c)	its revenue from the sale of its share of the output arising from the joint operation;
(d)	its share of the revenue from the sale of the output by the joint operation; and
(e)	its expenses, including its share of any expenses incurred jointly.

The Bank accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the IFRSs applicable to the particular assets, liabilities, revenues and expenses.

When the Bank enters into a transaction with a joint operation in which it is a joint operator, such as a sale or contribution of assets, it is conducting the transaction with the other parties to the joint operation and, as such, the Bank recognizes gains and losses resulting from such a transaction only to the extent of the other parties’ interests in the joint operation.

When the Bank enters into a transaction with a joint operation in which it is a joint operator, such as a purchase of assets, it does not recognize its share of the gains and losses until it resells those assets to a third party.

(4)	Revenue recognition

1)	Interest income

Interest income is recognized when earned. Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity is determined using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial asset (or group of financial assets) and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable that is an integral part of the instrument’s yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

2)	Loan origination fees and costs

The commission fees earned on loans, which is part of the effective interest rate of loans, is accounted for deferred origination fees. Incremental cost related to the acquisition or disposal is accounted for deferred origination costs, and it is amortized on the effective interest method and included in interest revenues on loans.

3)	Fees and commissions income

Commitment and utilization fees are determined as a percentage of the outstanding facility. If it is unlikely that a specific lending arrangement will be entered into, such fees are taken to net income over the life of the facility otherwise they are deferred and included in the effective interest rate on the advance.

Fees in respect of services are recognized as the right to consideration accrues through the provision of the service to the customer. The arrangements are generally contractual and the cost of providing the service is incurred as the service is rendered. The price is usually fixed and determinable.

4)	Trust fees and compensation related to trust accounts

The Bank receives fees for its management of unconsolidated trust assets, which are recognized on an accrual basis when the management services are provided and earned. The Bank also is entitled to receive performance-based fees for certain trust accounts. These performance-based fees are recognized at the end of the performance period. In addition, a certain trust account which the Bank guarantees to repay the principals and minimum interests of the trust account to its beneficiaries shall be included in the separate financial statements. The Bank recognizes incomes when earned and expenses when interests to be paid to beneficiaries are accrued.

(5)	Accounting for foreign currencies

The Bank’s separate financial statements are presented in Korean Won, which is the functional currency of the Bank. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at its prevailing exchange rates at the date. Foreign exchange differences on monetary items that qualify as hedging instruments in a cash flow hedge or that form part of net investment in foreign operations are recognized in equity.

A monetary available-for-sale (“AFS”) financial asset is treated as if it were carried at amortized cost in the foreign currency. Accordingly, for such financial assets, exchange differences resulting from retranslating amortized cost are recognized in net income.

Non-monetary items denominated in foreign currencies that are stated at fair value are translated into Korean Won at foreign exchange rates at the dates the values were determined. Translation differences arising on non-monetary items measured at fair value are recognized in net income except for differences arising on non-monetary AFS financial assets, for example equity shares, which are included in the AFS reserve in equity unless the asset is the hedged item in a fair value hedge.

The Bank identifies the most appropriate functional currency for each foreign operation based on the foreign operation’s activities. If Korean Won is not the foreign operation’s functional currency, its assets and liabilities, including goodwill and fair value adjustments arising on acquisition, are translated into Korean Won at foreign exchange rates at the end of each reporting date while the revenues and expenses are translated into Korean Won at average exchange rates for the period unless these do not approximate to the foreign exchange rates at the dates of the transactions. Foreign exchange differences arising on the translation of a foreign operation are recognized directly in equity and included in net income on its disposal.

(6)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, interest-earning deposits with original maturities of up to 90 days of acquisition date and highly liquid investment assets that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value.

(7)	Financial assets and financial liabilities

1)	Financial assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade or settlement date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

On initial recognition, financial assets are classified into held-for-trading, designated as at fair value through profit or loss (“FVTPL”), AFS financial assets, held-to-maturity (“HTM”) investments and loans and receivables.

Held-for-trading:

A financial asset is classified as held-for-trading if it is acquired principally for sale in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial assets are recognized at fair value with transaction costs being recognized in net income. Subsequently they are measured at fair value. Gains and losses on held-for-trading financial assets are recognized in net income as they arise.

Designated as at FVTPL:

Financial assets may be designated as at FVTPL only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; (b) applies to a group of financial assets, financial liabilities or both, which is managed and performance is evaluated on a fair value basis; or (c) is related to a contract containing one or more embedded derivative that would be required to be separated from the host contract.

Financial assets designated by the Bank on initial recognition as at FVTPL are recognized at fair value, with transaction costs recognized in net income, and are subsequently measured at fair value. Gains and losses on financial assets that are designated as at FVTPL are recognized in net income as they arise.

AFS financial assets:

Financial assets that are not classified as HTM; held-for-trading; designated as at FVTPL; or loans and receivables, are classified as AFS. Financial assets can be designated as AFS on initial recognition. AFS financial assets are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost and classified as AFS financial assets. Impairment losses in monetary and non-monetary AFS financial assets and dividends on non-monetary financial assets are recognized in net income. Interest revenue on monetary financial assets is calculated using the effective interest method. Other changes in the fair value of AFS financial assets and any related tax are reported in a separate component of shareholders’ equity until disposal, when the cumulative gain or loss is recognized in net income.

HTM investments:

A financial asset may be classified as a HTM investment only if it has fixed or determinable payments, a fixed maturity, and the Bank has the positive intention and ability to hold the financial asset to maturity. HTM investments are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment losses.

Loans and receivables:

Non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables, except those that are classified as AFS or as held-for-trading, or designated as at FVTPL. Loans and receivables are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment losses. Interest income is recognized using the effective interest method, except for the short-term receivables to which the present value discount is not meaningful.

2)	Financial liabilities

On initial recognition financial liabilities are classified into held-for-trading; designated as at FVTPL; or amortized cost.

Held-for-trading:

A financial liability is classified as held-for-trading if it is incurred principally for repurchase in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial liabilities are recognized at fair value with transaction costs being recognized in net income. Subsequently, they are measured at fair value. Gains and losses are recognized in net income as they arise.

Designated as at FVTPL:

Financial liabilities may be designated as at FVTPL only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; (b) applies to a group of financial liabilities or both that the Bank manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract. Financial liabilities that the Bank designates on initial recognition as being at FVTPL are recognized at fair value, with transaction costs being recognized in net income, and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at FVTPL are recognized in net income as they arise.

Amortized cost:

All other financial liabilities, such as deposits due to customers, borrowings, and debentures, are measured at amortized cost using the effective interest method.

3)	Reclassifications

Held-for-trading and AFS financial assets that meet the definition of loans and receivables (non-derivative financial assets with fixed or determinable payments that are not quoted in an active market) may be reclassified to loans and receivables if the Bank has the intention and ability to hold the financial asset for the foreseeable future or until maturity. The Bank typically regards the foreseeable future as twelve months from the date of reclassification. Reclassifications are made at fair value. This fair value becomes the asset’s new cost or amortized cost as appropriate. Gains and losses recognized up to the date of reclassification are not reversed.

4)	Derecognition of financial assets and liabilities

The Bank derecognizes a financial asset when the contractual right to the cash flows from the asset is expired, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another company. If the Bank neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Bank recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Bank retains substantially all the risks and rewards of ownership of a transferred financial asset, the Bank continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulated gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

On derecognition of a financial assets other than in its entirety (e.g. when the Bank retains an option to repurchase part of a transferred asset, or it retains a residual interest and such an retained interest indicates that the transferor has neither transferred nor retained substantially all the risks and rewards of ownership and has retained control of the transferred asset), the Bank allocates the previous carrying amount of the financial asset between the part it continues to recognize under continuing involvement, and the part it no longer recognizes on the basis of the relative fair value of those parts on the date of the transfer. The difference between the carrying amount allocated to the part that is no longer recognized and the sum of the consideration received for the part that is no longer recognized and any cumulative gain or loss allocated to it that had been recognized in other comprehensive income is recognized in profit or loss. A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is no longer recognized on the basis of the relative fair value of those parts.

The Bank derecognizes the financial liability, when Group’s obligations are discharged, canceled or expired. The difference between paid cost and the carrying amount of financial liabilities is recorded in profit or loss.

5)	Fair value of financial assets and liabilities

Financial instruments classified as held-for-trading or designated as at FVTPL and financial assets classified as AFS are recognized in the financial statements at fair value. All derivatives are measured at fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in and orderly transaction between market participants at the measurement date. Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where these are available. The Bank characterizes active markets as those in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Where a financial instrument is not in active market characterized by low transaction volumes, price quotations which vary substantially among market participants, or in which minimal information is released publicly, fair values are established using valuation techniques rely on alternative market data or internally developed models using significant inputs that are generally readily observable from objective sources. Market data includes prices of financial instruments with similar maturities and characteristics, duration, interest rate yield curves, and measures of volatility. The amount determined to be fair value may incorporate the management of the Bank’s own assumptions (including assumptions that the Bank believes market participants would use in valuing the financial instruments and assumptions relating to appropriate risk adjustments for nonperformance and lack of marketability).

The valuation techniques used to estimate the fair value of the financial instruments include market approach and income approach, each of which involves a significant degree of judgment. Under the market approach, fair value is determined by reference to a recent transaction involving the financial instruments or by reference to observable valuation measures for comparable companies or assets.

Under the income approach, fair value is determined by converting future amounts (e.g., cash flows or earnings) to a single present amount (discounted) using current market expectations about the future amounts. In determining value under this approach, the Bank makes assumptions regarding, among other things, revenues, operating income, depreciation and amortization, capital expenditures, income taxes, working capital needs, and terminal value of the financial investments. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data.

The following are descriptions of valuation methodologies used by the Bank to measure various financial instruments at fair value.

Financial assets at FVTPL and AFS financial assets:

The fair value of the securities included in financial assets at FVTPL and AFS financial assets are recognized in the consolidated statements of financial position based on quoted market prices, where available. For debt securities traded in the OTC market, the Bank generally determines fair value based on prices obtained from independent pricing services. Specifically, with respect to independent pricing services, the Bank obtains three prices per instrument from reputable independent pricing services in Korea, and generally uses the lowest of the prices obtained from such services without further adjustment. For non-marketable equity securities, the Bank obtains prices from Korea Asset Pricing. The Bank validates prices received from such independent pricing services using a variety of means, including verification of the qualification of the independent pricing services, corroboration of the pricing by comparing the prices among the independent pricing services and by reference to other available market data, and review of the pricing model and assumptions used by the independent pricing services by the Bank’s personnel who are familiar with market-related conditions.

Derivative assets and liabilities:

Quoted market prices are used for the Bank’s exchange-traded derivatives, such as certain interest rate futures and option contracts. All of the Bank’s derivatives are traded in OTC markets where quoted market prices are not readily available are valued using internal valuation techniques. Valuation techniques and inputs to internally developed models depend on the type of derivative and nature of the underlying rate, price or index upon which the derivative’s value is based. If the model inputs for certain derivatives are not observable in a liquid market, significant judgments on the level of inputs used for valuation techniques are required.

Valuation Adjustments:

By using derivatives, the Bank is exposed to credit risk if counterparties to the derivative contracts do not perform as expected. If counterparty fails to perform, counterparty credit risk is equal to the amount reported as a derivative asset in the consolidated statements of financial position. The amounts reported as a derivative asset are derivative contracts in a gain position. Few of the Bank’s derivatives are listed on an exchange. The majority of derivative positions are valued using internally developed models that use as their basis observable market inputs. Therefore, an adjustment is necessary to reflect the credit quality of each counterparty to arrive at fair value. Counterparty credit risk adjustments are applied to derivative assets, such as OTC derivative instruments, when the market inputs used in valuation models may not be indicative of the creditworthiness of the counterparty. Adjustments are also made when valuing financial liabilities to reflect the Bank’s own credit standing.

The adjustment is based on probability of default of a counterparty and loss given default. The adjustment also takes into account contractual factors designed to reduce the Bank’s credit exposure to each counterparty. To the extent derivative assets (liabilities) are subject to master netting arrangements, the exposure used to calculate the credit risk adjustment is net of derivatives in a loss (gain) position with the same counterparty and cash collateral received (paid).

6) Impairment of the financial assets

The Bank assesses at the end of each reporting date whether there is any objective evidence that a financial asset or group of financial assets classified as AFS, HTM or loans and receivables is impaired. A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence of impairment as result of one or more events that occurred after the initial recognition asset and that event (or events) has an impact on the estimated future cash flows of the financial asset.

Financial assets carried at amortized cost:

If there is objective evidence that an impairment loss on a financial asset or group of financial assets classified as HTM investments or as loans and receivables has been incurred, the Bank measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of estimated future cash flows from the asset or group of assets discounted at the effective interest rate of the instrument at initial recognition. For collateralized loans and receivables, estimated future cash flows include cash flows that may result from foreclosure less the costs of obtaining and selling the collateral.

Impairment losses are assessed individually for financial assets that are individually significant and assessed either individually or collectively for assets that are not individually significant. In making collective assessment of impairment, financial assets are grouped into portfolios on the basis of similar risk characteristics. Future cash flows from these portfolios are estimated on the basis of the contractual cash flows and historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted, on the basis of observable data, to reflect current conditions not affecting the period of historical experience.

Impairment losses are recognized in net income and the carrying amount of the financial asset or group of financial assets reduced by establishing a provision for impairment losses. If, in a subsequent period, the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognized (i.e. improvement in the credit quality of a debtor), the previously recognized loss is reversed by adjusting the provision. Once an impairment loss has been recognized on a financial asset or group of financial assets, interest income is recognized on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

It is not the Bank’s usual practice to write-off the asset at the time an impairment loss is recognized. Impaired loans and receivables are written off (i.e. the impairment provision is applied in writing down the loan’s carrying value in full) when the Bank concludes that there is no longer any realistic prospect of recovery of part or the entire loan. Amounts recovered after a loan has been written off are reflected to the provision for the period in which they are received.

Financial assets carried at fair value:

When a decline in the fair value of a financial asset classified as AFS has been recognized directly in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss is removed from other comprehensive income and recognized in net income. The loss is measured as the difference between the amortized cost of the financial asset and its current fair value. Impairment losses on AFS equity instruments are not reversed through net income, but those on AFS debt instruments are reversed, if there is a decrease in the cumulative impairment loss that is objectively related to a subsequent event.

(8)	Offsetting financial instruments

Financial assets and liabilities are presented in net in the consolidated statements of financial position when the Bank has an enforceable legal right to set off and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

(9)	Investment properties

The Bank classifies a property held to earn rentals and/or for capital appreciation as an investment property. Investment properties are measured initially at cost, including transaction costs, less subsequent depreciation and impairment.

Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Bank and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, all other investment properties are depreciated based on the respective assets’ estimated useful lives using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any change in estimate accounted for on a prospective basis.

An investment property is derecognized from the separate financial statements on disposal or when it is permanently withdrawn from use and no future economic benefits are expected even from its disposal. The gain or loss on the derecognition of an investment property is calculated as the difference between the net disposal proceeds and the carrying amount of the property and is recognized in profit or loss in the period of the derecognition.

(10) Premises and equipment

Premises and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment is directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs to replace part of the premises and equipment are recognized in carrying amount of an asset or as an asset if it is probable that the future economic benefits associated with the assets will flow into the Bank and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, for all other premises and equipment, depreciation is charged to net income on a straight-line basis on the estimated economic useful lives as follows:

Useful life
Buildings used for business purpose	40 years
Structures in leased office	5 years
Properties for business purpose	5 years
Leased assets	Useful lives of the same kind or similar other premises and equipment

The Bank reassesses the depreciation method, the estimated useful lives and residual values of premises and equipment at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate. When the carrying amount of a fixed asset exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(11)	Intangible assets

Intangible assets are stated at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Bank’s software and industrial property right (trademark) are amortized over five years using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

Useful life
Patents	10 years
Development costs	5 years
Software and others	5 years

In addition, when an indicator that intangible assets are impaired is noted, and the carrying amount of the asset exceeds the estimated recoverable amount of the asset, the carrying amount of the asset is reduced to its recoverable amount immediately.

(12)	Impairment of non-monetary assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment when there is an objective indication that the carrying amount may not be recoverable, and if the indication exists. The Bank estimates the recoverable amount. Recoverable amount is the higher of value in use and net fair value less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in net income.

(13)	Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

1)	As a lessor

Amounts due from lessees under finance leases are recognized as receivables at the amount of the Bank’s net investment in the leases being the minimum lease payments and any unguaranteed residual value discount interest rate implicit in the lease. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Bank’s net investment outstanding in respect of the leases.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term. Operating lease assets are included within premise and equipment and depreciated over their useful lives.

2)	As a lessee

Assets held under finance leases are initially recognized as assets of the Bank at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated statements of financial position as a finance lease obligation. Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Contingent rentals arising under finance leases are recognized as expenses in the periods in which they are incurred.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as expenses in the period in which they are incurred.

(14)	Derivative instruments

Derivative instruments are classified as forward, futures, option, and swap, depending on the types of transactions and are classified as either trading or hedging if they are qualified for hedge accounting. Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently measured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in net income immediately unless the derivative is designated and effective as a hedging instrument.

A derivative embedded in a contract is accounted for as a stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract; unless the entire contract is measured at fair value with changes in fair value recognized in net income.

The Bank designates certain hedging instruments to (a) hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge); (b) hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction (cash flow hedge); and (c) hedge of a net investment in a foreign operation.

At the inception of the hedge relationship, the Bank documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Bank documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

1)	Fair value hedge

Changes in the fair value of derivatives that are designated and qualified as fair value hedges are recognized in net income immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Hedge accounting is discontinued when the Bank revokes the hedging relationship or when the hedging instrument is no longer qualified for hedge accounting. The fair value adjustment to the carrying amount of the hedged item is amortized to net income from that date to maturity using the effective interest method.

2)	Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualified as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in net income. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to net income when the hedged item is recognized in net income.

Hedge accounting is discontinued when the hedging instrument is expired or sold, or it is no longer qualified for hedge accounting, and any cumulative gain or loss in other comprehensive income remains in equity until the forecast transaction is ultimately recognized in net income. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in net income.

3)	Net investment hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. The effective portion of changes in the fair value of the hedging instrument is recognized in equity while the ineffective portion is recognized immediately in net income. The cumulated gain and loss in other comprehensive income is reclassified from equity to profit or loss on the disposal or partial disposal of the foreign operations.

(15)	Assets (or Disposal group) held for sale

The Bank classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(16)	Provisions

The Bank recognizes provision if it has a present or contractual obligations as a result of the past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount of the obligation is reliably estimated. Provision is not recognized for the future operating losses.

The Bank recognizes provision related to the unused portion of point rewards earned by credit card customers, payment guarantees, loan commitment and litigations. Where the Bank is required to restore a leased property that is used as a branch, to an agreed condition after the contractual term expires, the present value of expected amounts to be used to dispose, decommission or repair the facilities is recognized as an asset retirement obligation.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

(17)	Capital and compound financial instruments

The Bank classifies a financial instrument that it issues as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavorable terms. An instrument is classified as equity if it evidences a residual interest in the assets of the Bank after the deduction of liabilities. The components of a compound financial instrument issued by the Bank are classified and accounted for separately as financial liabilities or equity as appropriate.

The Bank recognizes common stock as equity and redeemable preferred stocks as a liability. Direct expenses related to the issuance of new shares or options are recognized as a deduction from equity, net of any tax effects.

If the Bank reacquires its own equity instruments, those instruments (“treasury shares”) are presented as a deduction from total equity. The gain or loss on the purchase, sale, issue, or cancellation of treasury shares is not recognized in net income but recognized directly in equity.

(18)	Financial guarantee contracts

Under a financial guarantee contract, the Bank, in return for a fee, undertakes to meet a customer’s obligations under the terms of a debt instrument if the customer fails to do so.

A financial guarantee is recognized as a liability; initially at fair value and, if not designated as at FVTPL, subsequently at the higher of its initial value less cumulative amortization and any provision under the contract measured in accordance with provision policy. Amortization is calculated so as to recognize fees receivable in net income over the period of the guarantee.

(19)	Employee benefits and pensions

The Bank recognizes the undiscounted amount of short-term employee benefits expecting payment in exchange for the services, when employee renders services. Also, the Bank recognizes expenses and liabilities in the case of accumulating compensated absences, when the employees render service that increases their entitlement to future compensated absences. Though the Bank may have no legal obligation to pay a bonus, considering some cases, the Bank has a practice of paying bonuses. In such cases, the Bank has a constructive obligation, and thus recognizes expenses and liabilities when the employees render service.

The Bank is operating defined contribution retirement pension plans and defined benefit retirement pension plans. Contributions to defined contribution retirement pension plans are recognized as an expense when employees have rendered service entitling them to the contributions. For defined benefit retirement pension plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur.

Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are composed of service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements), net interest expense (income), and remeasurement.

The Bank presents the service cost and net interest expense (income) components in profit or loss, and the remeasurement component in other comprehensive income. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the actual deficit or surplus in the Bank’s defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Liabilities for termination benefits are recognized at the earlier of either 1) when the Bank has become not able to cancel its proposal for termination benefits, or 2) when the Bank has recognized the cost of restructuring that accompanies the payment of termination benefits.

(20)	Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax. Current income tax expense approximates taxes to be paid or refunded for the current period and deferred income tax expense is provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, including operating losses and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is then recognized for the change in deferred tax assets or liabilities between periods. Deferred tax assets and liabilities are measured at the tax rates on the date of enactment or substantive enactment that are expected to apply in the period in which the liability is settled or the asset realized. Deferred tax assets, including the carryforwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

Deferred income tax assets and liabilities are offset if, and only if the Bank has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred liabilities are not recognized if the temporary difference arises from goodwill. Deferred tax assets or liabilities are not recognized if they arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively.

(21)	Earnings per share (“EPS”)

Basic EPS is calculated by earnings subtracting the dividends paid to holders of preferred stock and hybrid securities from the net income attributable to ordinary shareholders from the statements of comprehensive income and dividing by the weighted average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continually evaluated and are based on historical experiences and various factors including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions. The accounting estimates and assumptions, which involve potential significant risks that may materially impact the book values of assets and liabilities on the Bank’s separated financial statements are as follows:

(1)	Income taxes

The Bank is subject to income taxes in numerous jurisdictions, which requires significant judgment in determining realization of deferred tax. Actual tax payment may be different from the provision estimate and such difference may affect the income tax expense. There are various transactions and calculations for which the ultimate tax determination is uncertain. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management estimates and judgments. Future taxable profit is estimated based on, among other relevant factors, forecasted operating results, which are based on historical financial performance. In the event the Bank was to determine that it would be able to realize its deferred income tax assets in the future at an amount different than their net recorded amount, the Bank would make an adjustment to the provision for income taxes at such time.

(2)	Valuation of Financial Instruments

Financial instruments classified as held-for trading or designated as at FVTPL and financial instruments classified as AFS are recognized in the financial statements at fair value. All derivatives are measured at fair value. Financial instruments, which are not traded in active market will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks. The fair value of those assets is established by using valuation techniques.

As described in the significant accounting policies in Note 2-(9)-5), ‘ Fair value of financial assets and liabilities’, a range of valuation techniques, which include market approach and income approach and internally developed models that incorporate various types of assumptions and variables, are used to determine the fair value of financial instruments.

(3)	Impairment of loan and receivables

Impairment loss for loan and receivables carried at amortized cost is measured as the difference between such assets’ carrying value and the present value of estimated recoverable cash flows (not include any future loss events that have not occurred) discounted by using the initial effective interest rate. After initial recognition, when the estimated cash flow of the financial asset is affected by one or more loss events, it is determined that the financial asset is impaired.

The objective evidences that a financial asset is impaired incorporate below loss events:

1)	Financial assets that are individually significant

•	Past due

•	Debt restructuring

•	Possible state of debtor’s bankruptcy or liquidation

•	Occurrence of significant impairment on securities

•	Breach of limit or debt covenant

•	Deterioration of operating performance

2)	Financial assets that are not individually significant

•	Repayment status of debtor or observable macro-economic indexes

The Bank first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual evaluation of impairment), and individually or collectively for financial assets that are not individually significant. If the Bank determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective evaluation of impairment).

There are two components to the Bank’s loan impairment provisions (individual and collective).

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of debtor and net realizable value of any collateral held and the timing of anticipated receipts.

Collective assessment of impairment losses are established on a portfolio basis using the methodology based on historical loss experience. The methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective evaluation of impairment. Such methodology incorporates factors such as type of product and debtors, credit rating, portfolio size, loss emergence period and recovery period and applies probability of default on each assets (or pool of assets) and loss given default by type of collateral. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

(4)	Defined benefit plan

The Bank operates defined benefit retirement pension plans. Defined benefit retirement pension plans are measured through actuarial valuation and the Bank estimates discount rate, future wage growth rate, mortality ratio to produce actuarial valuation. Defined benefit retirement pension plans contain significant uncertainty in these estimates due to its long-term characteristic.

4.	RISK MANAGEMENT

The Bank’s operating activity is exposed to various financial risks; hence, the Bank is required to analyze and assess the level of complex risks, determine the level of risks to be accepted, or to manage the risks.

The Bank’s risk management procedure is set for improvement in the quality of assets held and investments by making a decision about how to avoid or mitigate risks through the identification of the cause of the potential risks and their impacts.

The Bank takes approaches to minimize risks and maximize profits by managing risks acceptable to the Bank and eliminating excessive risks of financial instruments. For these approaches, the following procedures are performed: risk recognition, measurement and assessment, control, and monitoring and reporting.

The risk is managed by the risk management department based on the Bank’s risk management policy. The Risk Management Committee of the Bank makes the decision on the risk management strategy such as the avoidance of concentration of risk and establishment of acceptable level of risks.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the credit risk exposure to a permissible degree and to optimize the rate of return considering such credit risk.

1)	Credit risk management

The Bank considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Bank uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Bank utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Bank establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Bank mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Bank has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Bank regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Bank’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and loan commitment for loan contracts.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

		December 31, 2014	December 31, 2013
Loans and receivables	Korean treasury and government agencies	14,990,056	14,703,496
	Banks	16,873,143	20,419,315
	Corporates	81,736,696	80,584,338
	Consumers	97,040,485	86,129,540

		210,640,380	201,836,689

Financial assets at FVTPL	Short-term debt securities	884,039	922,369
	Gold banking assets	13,816	9,299
	Derivative assets	2,106,043	2,176,792

		3,003,898	3,108,460

AFS financial assets	AFS debt securities	10,156,302	10,085,918
HTM financial assets	HTM debt securities	12,989,894	12,016,870
Derivative assets (hedging)	Derivative assets	196,061	131,410
Off-balance	Guarantees	17,985,267	18,943,567
	Loan commitments	65,854,389	64,541,953

		83,839,656	83,485,520

		320,826,191	310,664,867

a)	Geographical distribution of credit risk

The geographical distribution of credit risk of financial asset is as follows (Unit: Korean Won in millions):

	December 31, 2014
	Korea	USA	UK	Japan	Others (*1)	Total
Loans and receivables	205,258,124	944,733	529,898	231,580	3,676,045	210,640,380
Financial assets at FVTPL (*2)	884,039	—	13,816	—	—	897,855
AFS debt securities	10,116,303	—	—	—	39,999	10,156,302
HTM securities	12,988,233	—	—	—	1,661	12,989,894
Off-balance sheet items	82,661,496	76,336	30,682	22,116	1,049,026	83,839,656

Total	311,908,195	1,021,069	574,396	253,696	4,766,731	318,524,087

	December 31, 2013
	Korea	USA	UK	Japan0	Others (*1)	Total
Loans and receivables	197,507,637	813,297	547,125	456,818	2,511,812	201,836,689
Financial assets at FVTPL (*2)	922,369	—	9,299	—	—	931,668
AFS debt securities	10,063,786	—	—	—	22,132	10,085,918
HTM securities	12,016,036	—	—	—	834	12,016,870
Off-balance sheet items	81,990,091	39,942	9,408	23,632	1,422,447	83,485,520

Total	302,499,919	853,239	565,832	480,450	3,957,225	308,356,665

(*1)	Others consist of financial assets in Vietnam, Panama and European countries.
(*2)	Financial assets at FVTPL comprise gold banking assets and debt securities held for trading.

b) Industrial distribution of credit risk

The industrial distribution of credit risk of financial asset is as follows (Unit: Korean Won in millions):

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	December 31, 2014
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	45,329,043	33,569,105	31,624,283	4,439,224	91,047,854	4,630,871	210,640,380
Financial assets at FVTPL (*)	—	—	456,947	—	—	440,908	897,855
AFS debt securities	877,801	19,987	7,180,754	10,000	—	2,067,760	10,156,302
HTM securities	1,802,707	—	7,011,702	473,133	—	3,702,352	12,989,894
Off-balance sheet items	16,059,882	34,946,705	13,964,864	5,627,586	8,134,115	5,106,504	83,839,656

Total	64,069,433	68,535,797	60,238,550	10,549,943	99,181,969	15,948,395	318,524,087

	December 31, 2013
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	42,205,492	34,881,894	34,557,837	5,124,881	80,170,925	4,895,660	201,836,689
Financial assets at FVTPL (*)	—	—	519,636	—	—	412,032	931,668
AFS debt securities	702,346	10,000	6,975,091	51,389	—	2,347,092	10,085,918
HTM securities	1,217,386	—	5,175,848	498,025	—	5,125,611	12,016,870
Off-balance sheet items	16,613,920	37,720,619	10,619,403	5,522,977	7,657,577	5,351,024	83,485,520

Total	60,739,144	72,612,513	57,847,815	11,197,272	87,828,502	18,131,419	308,356,665

(*)	Financial assets at FVTPL comprise gold banking assets and debt securities held for trading.

3) Credit risk of loans and receivables

The credit risk of loans and receivables by loan conditions are as follows (Unit: Korean Won in millions):

	December 31, 2014
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans neither overdue nor impaired	14,993,787	16,882,544	43,469,401	30,014,426	6,480,729	79,964,556	95,888,296	207,729,183
Loans overdue but not impaired	—	—	10,631	116,155	44,230	171,016	993,538	1,164,554
Impaired loans	—	—	2,647,601	690,924	563,782	3,902,307	575,253	4,477,560

	14,993,787	16,882,544	46,127,633	30,821,505	7,088,741	84,037,879	97,457,087	213,371,297

Less: Provisions for credit losses	3,731	9,401	1,437,398	715,499	148,286	2,301,183	416,602	2,730,917

Total, net	14,990,056	16,873,143	44,690,235	30,106,006	6,940,455	81,736,696	97,040,485	210,640,380

	December 31, 2013
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans neither overdue nor impaired	14,707,691	20,435,830	46,080,687	27,769,009	4,924,073	78,773,769	84,625,312	198,542,602
Loans overdue but not impaired	—	—	61,766	177,461	—	239,227	1,210,422	1,449,649
Impaired loans	—	—	3,270,876	712,099	638,089	4,621,064	693,478	5,314,542

	14,707,691	20,435,830	49,413,329	28,658,569	5,562,162	83,634,060	86,529,212	205,306,793

Less: Provisions for credit losses	4,195	16,515	2,130,365	636,159	283,198	3,049,722	399,672	3,470,104

Total, net	14,703,496	20,419,315	47,282,964	28,022,410	5,278,964	80,584,338	86,129,540	201,836,689

a) Credit quality of loans and receivables

The Bank manages its loans and receivables that are neither overdue nor impaired through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	December 31, 2014
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing	Sub-total	Consumers	Total
Investment grade (*1)	14,990,056	16,873,143	30,990,588	11,781,983	3,806,064	46,578,635	91,675,384	170,117,218
Non-investment grade (*2)	—	—	12,183,049	17,878,076	2,626,124	32,687,249	4,069,471	36,756,720

	14,990,056	16,873,143	43,173,637	29,660,059	6,432,188	79,265,884	95,744,855	206,873,938

Value of collateral	814	378,858	16,040,996	23,121,648	3,852,733	43,015,377	79,552,943	122,947,992

	December 31, 2013
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing	Sub-total	Consumers	Total
Investment grade (*1)	14,703,496	20,419,315	33,653,107	9,083,324	3,412,978	46,149,409	79,873,706	161,145,926
Non-investment grade (*2)	—	—	11,795,843	18,376,777	1,440,708	31,613,328	4,603,298	36,216,626

	14,703,496	20,419,315	45,448,950	27,460,101	4,853,686	77,762,737	84,477,004	197,362,552

Value of collateral	4,223	424,930	16,468,816	21,936,891	2,491,742	40,897,449	69,320,320	110,646,922

(*1)	Classified from AAA to BBB for corporates, from level 1 to level 6 for consumers by the internal credit rating

(*2)	Classified from BBB- to C for corporates, from level 7 to level 10 for consumers by the internal credit rating

The Bank recognized provisions for credit losses of loans and receivables neither overdue nor impaired, amounting to 855,245million Won and 1,180,050 million Won as of December 31, 2014 and 2013, respectively, which is deducted from the loans and receivables neither overdue nor impaired.

b)	Aging analysis of loans and receivables

Aging analysis of loans and receivables that are overdue but not impaired are as follows (Unit: Korean Won in millions):

	December 31, 2014
Overdue	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Less than 30 days	—	—	9,022	87,404	31,385	127,811	842,845	970,656
30~60 days	—	—	176	15,359	—	15,535	81,127	96,662
60~90 days	—	—	573	4,583	—	5,156	37,695	42,851

Total	—	—	9,771	107,346	31,385	148,502	961,667	1,110,169

Value of collateral (*)	—	—	6,128	92,077	15,000	113,205	826,792	939,997

	December 31, 2013
Overdue	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Less than 30 days	—	—	59,301	151,278	—	210,579	1,046,000	1,256,579
30~60 days	—	—	1,712	12,268	—	13,980	65,875	79,855
60~90 days	—	—	138	1,534	—	1,672	47,739	49,411

Total	—	—	61,151	165,080	—	226,231	1,159,614	1,385,845

Value of collateral (*)	—	—	54,689	144,242	—	198,931	958,046	1,156,977

(*)	The collateral value held is the recoverable amount used when calculating provision for credit losses.

The Bank recognized provisions for credit losses of loans and receivables that are overdue but not impaired, amounting to 54,385 million Won and 63,804 million Won as of December 31, 2014 and 2013, respectively, which is deducted from the loans and receivables that are overdue but not impaired.

c) Individually impaired loans and receivables

Impaired loans and receivables are as follows (Unit: Korean Won in millions):

	December 31, 2014
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Impaired loans	—	—	1,506,827	338,601	476,882	2,322,310	333,963	2,656,273
Value of collateral (*)	—	—	1,044,725	409,652	300,570	1,754,947	328,545	2,083,492

	December 31, 2013
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Impaired loans	—	—	1,772,863	397,229	425,278	2,595,370	492,922	3,088,292
Value of collateral (*)	—	—	1,271,765	458,426	91,000	1,821,191	491,369	2,312,560

(*)	The collateral value held is the recoverable amount used when calculating provision for credit losses.

The Bank recognized provision for credit losses of impaired loans and receivables amounting to 1,821,287 million Won and 2,226,250 million Won as of December 31, 2014 and 2013, respectively, which is deducted from the impaired loans and receivables.

4)	Credit quality of debt securities

The Bank manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (“ECAI”)’s rating is as follows (Unit: Korean Won in millions):

	December 31, 2014
	Held for trading	AFS securities	HTM securities	Total
AAA	884,039	9,498,712	12,968,971	23,351,722
AA- ~ AA+	—	561,625	20,923	582,548
BBB- ~ A+	—	95,965	—	95,965

Total	884,039	10,156,302	12,989,894	24,030,235

	December 31, 2013
	Held for trading	AFS securities	HTM securities	Total
AAA	922,369	9,333,413	12,005,952	22,261,734
AA- ~ AA+	—	552,538	10,918	563,456
BBB- ~ A+	—	199,967	—	199,967

Total	922,369	10,085,918	12,016,870	23,025,157

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities in the volatility of market factors such as interest rates, stock prices, and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities and non-trading activities, the Bank avoids, bears or mitigates risks by identifying the underlying source of risks, measuring parameters and evaluating their appropriateness.

The Bank measures Value at Risk (“VaR”, maximum losses) with Quadratic Method based on 99% confidence level and 10-day of holding period of positions, and calculates the required market risk capital using the internal model, which has been approved by Financial Supervisory Service in Korea. For the internal management purpose, VaR is measured based on 99% confidence level and 1-day of holding period of positions, and the limit management is performed on daily basis. The validation of the model is assessed through the performance of back testing which is to compare the actual gain or loss to the VaR measurements on daily basis.

In addition, for the purpose of crisis management, the Bank is performing stress testing on monthly basis, which is to measure the expected loss amount in case of extreme situation, such as IMF bailout in 1997 or global financial crisis in 2008.

At the beginning of each year, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit for its management purposes. Limit by investment desk/dealer is independently managed to the extent of the limit given to each departments of the Bank and the limit by investment and loss cut is managed by risk management personnel with the department.

2)	Sensitivity analysis of market risk

The Bank performs sensitivity analysis, both for trading and for non-trading activities.

For trading activities, the Bank uses a VaR model which uses certain assumptions of possible fluctuations in market condition and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR’s calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR’s calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For non-trading activities, the Bank uses Net Interest Income (“NII”) and Net Present Value (“NPV”) calculated using the simulation method. NII is a profit based indicator for displaying the profit changes in short term due to the short term interest change. It will be estimated as subtracting the interest expenses of liabilities from the interest income of the assets. NPV is an indicator for displaying the risk in economical view according to the unfavorable changes related to the interest rate. It will be estimated as subtracting the present value of liabilities from the present value of the asset.

a)	Trading activities

The minimum, maximum and average VaR for the years ended December 31, 2014 and 2013, respectively, and the VaR as of December 31, 2014 and 2013, respectively, are as follows (Unit: Korean Won in millions):

	As of December 31, 2014	For the year ended December 31, 2014			As of December 31, 2013	For the year ended December 31, 2013
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	1,403	1,982	14,948	1,029	2,707	3,472	5,937	2,391
Stock price	977	1,199	1,835	494	431	1,049	2,434	420
Foreign currencies	2,834	2,940	4,051	1,998	1,414	1,549	2,775	1,033
Commodity	174	76	244	2	46	30	169	3
Diversification	(2,277)	(2,557)	(6,562)	(1,108)	(2,564)	(3,407)	(6,085)	(1,920)
Total VaR	3,111	3,640	14,516	2,415	2,034	2,693	5,230	1,927

b)	Non-trading activities

The NII and NPV calculated for the assets and liabilities owned by the Bank, respectively, by using the simulation method. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

Name of scenario	December 31, 2014		December 31, 2013
	NII	NPV	NII	NPV
Base case	4,050,463	20,579,209	4,308,053	19,493,252
Base case (Prepay)	4,054,107	19,775,786	4,315,687	19,399,026
IR 100bp up	4,370,484	20,151,563	4,626,761	19,069,064
IR 100bp down	3,734,944	21,038,383	4,000,075	19,944,973
IR 200bp up	4,690,505	19,754,530	4,945,467	18,671,149
IR 200bp down	3,363,531	21,531,732	3,669,544	20,426,729
IR 300bp up	5,010,524	19,385,939	5,264,172	18,297,597
IR 300bp down	2,579,072	22,066,467	3,094,330	20,940,171

The Bank estimates and manages risks related to changes in interest rate due to the difference in the sensitivity of interest-yielding assets and the sensitivity of liabilities. Cash flows of principal amounts and interests from interest bearing assets and liabilities by re-pricing date are as follows (Unit: Korean Won in millions):

		December 31, 2014
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~	Total
Asset	Loans and receivables	116,732,438	35,639,584	6,995,717	7,304,477	43,756,931	25,530,053	235,959,200
	AFS financial assets	1,327,030	2,143,418	2,454,526	3,497,133	6,928,363	727,045	17,077,515
	HTM financial assets	2,194,485	853,864	1,032,432	981,567	8,540,866	103,282	13,706,496

		120,253,953	38,636,866	10,482,675	11,783,177	59,226,160	26,360,380	266,743,211

Liability	Deposits due to customers	82,989,601	29,129,000	19,867,247	22,082,021	28,799,894	15,342	182,883,105
	Borrowings	9,193,003	1,738,367	434,347	1,156,940	3,269,047	603,054	16,394,758
	Debentures	3,291,533	2,259,433	1,763,685	2,561,705	8,048,201	4,923,245	22,847,802

		95,474,137	33,126,800	22,065,279	25,800,666	40,117,142	5,541,641	222,125,665

		December 31, 2013
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~	Total
Asset	Loans and receivables	115,957,679	29,272,802	5,826,443	6,026,505	38,148,339	24,051,865	219,283,633
	AFS financial assets	3,761,651	2,329,171	1,984,890	1,749,714	5,158,235	562,517	15,546,178
	HTM financial assets	1,517,385	819,001	890,399	651,094	8,867,128	113,039	12,858,046

		121,236,715	32,420,974	8,701,732	8,427,313	52,173,702	24,727,421	247,687,857

Liability	Deposits due to customers	84,489,764	23,147,546	18,429,060	20,454,101	25,102,729	6,973	171,630,173
	Borrowings	11,181,863	1,220,502	444,972	739,707	2,769,855	627,926	16,984,825
	Debentures	2,561,877	1,853,986	1,865,663	1,105,041	6,961,213	3,198,388	17,546,168

		98,233,504	26,222,034	20,739,695	22,298,849	34,833,797	3,833,287	206,161,166

b)	Currency risk

Currency risk occurs from the financial instrument denominated in a foreign currency other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions and Korean Won in millions):

		December 31, 2014
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset	Loans and receivables	19,065	20,956,153	164,524	1,513,847	1,204	212,792	944	1,261,504	1,685,009	25,629,305
	Financial assets at FVTPL	194	212,905	160	1,475	—	—	—	275	56	214,711
	AFS financial assets	43	47,683	244	2,247	—	—	1	1,043	51,848	102,821
	HTM financial assets	—	—	—	—	—	—	—	—	1,661	1,661

		19,302	21,216,741	164,928	1,517,569	1,204	212,792	945	1,262,822	1,738,574	25,948,498

Liability	Financial liabilities at FVTPL	232	255,315	788	7,252	—	—	1	971	6,452	269,990
	Deposits	5,957	6,548,301	94,672	871,119	390	69,006	314	419,091	694,802	8,602,319
	Borrowings	7,520	8,265,534	46,689	429,608	2	390	357	477,636	159,084	9,332,252
	Debentures	4,405	4,842,111	33,564	308,832	200	35,362	—	—	604,327	5,790,632
	Other financial liabilities	1,696	1,864,304	9,109	83,814	139	24,558	227	303,207	465,093	2,740,976

		19,810	21,775,565	184,822	1,700,625	731	129,316	899	1,200,905	1,929,758	26,736,169

	Off-balance	10,716	11,308,869	53,313	535,616	2,404	418,429	808	1,176,553	636,686	14,076,153

		December 31, 2013
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset	Loans and receivables	19,973	21,077,839	171,340	1,721,386	217	37,755	924	1,344,505	1,556,699	25,738,184
	Financial assets at FVTPL	232	244,928	203	2,039	—	—	—	721	13	247,701
	AFS financial assets	49	51,537	359	3,604	—	—	10	14,546	44,058	113,745
	HTM financial assets	—	—	—	—	—	—	—	—	834	834

		20,254	21,374,304	171,902	1,727,029	217	37,755	934	1,359,772	1,601,604	26,100,464

Liability	Financial liabilities at FVTPL	232	244,697	1,136	11,409	—	—	1	1,318	781	258,205
	Deposits	5,898	6,223,946	92,927	933,611	50	8,660	213	310,572	685,170	8,161,959
	Borrowings	6,284	6,631,401	52,168	524,112	128	22,254	192	279,205	174,785	7,631,757
	Debentures	3,855	4,068,688	49,977	502,095	—	—	—	—	649,383	5,220,166
	Other financial liabilities	3,792	4,001,203	10,301	103,488	24	4,227	180	262,895	101,769	4,473,582

		20,061	21,169,935	206,509	2,074,715	202	35,141	586	853,990	1,611,888	25,745,669

	Off-balance	10,716	11,308,869	53,313	535,616	2,404	418,429	808	1,176,553	636,686	14,076,153

(3)	Liquidity risk

Liquidity risk refers to the risk that the Bank may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. Of the financial liabilities on the consolidated statements of financial position, financial liabilities in relation to liquidity risk become the objects of liquidity risk management. Derivatives are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Bank manages liquidity risk by identifying maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.); while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)	The Bank’s maturity analysis of non-derivative financial liabilities, cash flows of principals and interests, by remaining contractual maturities are as follows (Unit: Korean Won in millions):

	December 31, 2014
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~	Total
Financial liabilities at FVTPL	365,101	2,856	64,530	1,877	116,809	—	551,173
Deposits due to customers	107,440,834	23,354,541	16,510,548	29,399,838	6,627,552	1,444,688	184,778,001
Borrowings	7,541,251	2,690,394	522,940	1,469,450	3,583,214	605,249	16,412,498
Debentures	3,236,338	2,259,959	1,764,333	2,561,704	8,103,406	4,923,280	22,849,020
Other financial liabilities	8,059,681	—	—	—	—	3,042,892	11,102,573

	126,643,205	28,307,750	18,862,351	33,432,869	18,430,981	10,016,109	235,693,265

	December 31, 2013
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~	Total
Financial liabilities at FVTPL	345,676	3,340	3,340	3,035	205,120	19,490	580,001
Deposits due to customers	101,589,361	19,216,200	15,796,597	29,381,974	6,245,522	1,173,144	173,402,798
Borrowings	9,768,121	2,275,047	612,797	793,257	2,976,007	626,580	17,051,809
Debentures	2,037,223	1,966,844	1,872,243	1,227,546	7,278,372	3,229,174	17,611,402
Other financial liabilities	11,774,123	—	—	—	—	3,048,166	14,822,289

	125,514,504	23,461,431	18,284,977	31,405,812	16,705,021	8,096,554	223,468,299

b) Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2014
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~	Total
Financial liabilities at FVTPL	365,101	2,856	64,530	1,877	116,809	—	551,173
Deposits due to customers	117,128,063	25,972,731	15,254,015	20,665,310	4,450,858	740,233	184,211,210
Borrowings	7,542,751	2,690,311	521,755	1,469,200	3,583,214	605,249	16,412,480
Debentures	3,236,338	2,259,959	1,764,333	2,561,704	8,103,406	4,923,280	22,849,020
Other financial liabilities	8,059,681	—	—	—	—	3,042,892	11,102,573

	136,331,934	30,925,857	17,604,633	24,698,091	16,254,287	9,311,654	235,126,456

	December 31, 2013
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~	Total
Financial liabilities at FVTPL	345,676	3,340	3,340	3,035	205,120	19,490	580,001
Deposits due to customers	113,937,301	22,022,094	14,868,544	16,553,599	4,745,490	570,293	172,697,321
Borrowings	9,768,122	2,275,045	612,797	793,257	2,976,007	626,580	17,051,808
Debentures	2,037,223	1,966,844	1,872,242	1,227,546	7,278,372	3,229,174	17,611,401
Other financial liabilities	11,774,123	—	—	—	—	3,048,166	14,822,289

	137,862,445	26,267,323	17,356,923	18,577,437	15,204,989	7,493,703	222,762,820

c) Maturity analysis of derivative financial liabilities is as follows (Unit: Korean Won in millions):

Derivatives held for trading purposes are not managed in accordance with their contractual maturity, but the Bank holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “Within 3months” in the table below. The cash flow from derivatives held for hedge purpose is estimated at the amount which is after the offset of the cash inflow and outflow.

	Remaining maturity
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~	Total
December 31, 2014	2,134,859	—	—	—	—	—	2,134,859
December 31, 2013	2,095,589	—	—	—	—	—	2,095,589

d) Maturity analysis of off-balance sheet accounts

The Bank provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Bank will meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Bank agrees to make funds available to a customer in the future. Loan commitments which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. Guarantees and loan commitments like guarantees for debenture issuance and guarantees for loans which are financial guarantee provided by the Bank have expiration dates. However, under the terms of the guarantees and loan commitments, amounts are funded upon demand by the counterparty. Details of off-balance accounts are as follows (Unit: Korea Won in millions):

	December 31, 2014	December 31, 2013
Guarantees	17,985,267	18,943,567
Loan commitments	65,854,389	64,541,953

(4)	Operational risk

The Bank defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Bank has been running the operational risk management system under Basel II. The Bank developed advanced measurement approached to quantify required capital for operational risk. This system is used for reinforcement in foreign competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions. This system has been tested by the independent third party, and this system approved by the Financial Supervisory Service.

2)	Operational risk measurement

To quantify the required capital for operational risk, the Bank applies Advanced Measurement Approaches (AMA) using of internal loss data, business environment and internal control factors (BEICFs), and scenario analysis (SBA). For the operational risk management for its subsidiaries, the Bank adopted the Basic Indicator Approach.

(5)	Capital management

The Bank complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank of International Settlements in 2010, and was implemented in Korea in December 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the separate financial statements of the Bank.

The Bank is required to maintain a minimum Common Equity Tier 1 ratio of at least 4.5%, a minimum Tier 1 ratio of 6.0% and a minimum Total Regulatory Capital of 8.0% in December 2013.

Details of the Bank’s capital adequacy ratio as of December 31, 2014 and 2013 are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Tier 1 capital	13,111,803	14,507,679
Other Tier 1 capital	2,534,622	2,147,481
Tier 2 capital	5,211,287	3,727,782
Total risk-adjusted capital	20,857,712	20,382,942
Risk-weighted assets for credit risk	135,697,864	120,868,000
Risk-weighted assets for market risk	1,666,819	2,128,066
Risk-weighted assets for operational risk	8,958,341	8,317,213
Total risk-weighted assets	146,323,024	131,313,279
Common Equity Tier 1 ratio	8.96%	11.05%
Tier 1 capital ratio	10.69%	12.68%

Total capital ratio	14.25%	15.52%

5.	OPERATING SEGMENTS

In evaluating the results of the Bank and allocating resources, the Bank’s Chief Operation Decision Maker (the “CODM”) utilizes the information per types of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by types of customers

The Bank’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided:

Details of products and services
Consumer banking	Loans/deposits and financial services for consumer
Corporate banking	Loans/deposits and export/import, financial services for corporations
Investment banking	Domestic/foreign investment, structured finance, M&A, Equity & fund investment related business, venture advisory related tasks, real estate SOC development practices, etc.
Capital market	Fund management, investment securities and derivatives business
Headquarter and others	Sector does not correspond to the above operating segments

1)	The details of assets and liabilities by each segment are as follows (Unit: Korean Won in millions):

	December 31, 2014
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Inter- segment transactions	Total
Assets	83,582,893	96,644,808	6,411,016	6,076,739	61,338,969	254,054,425	2,016,876	256,071,301
Liabilities	47,625,472	145,999,344	136,603	4,957,708	36,036,967	234,756,094	3,458,802	238,214,896

	December 31, 2013
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Inter- segment transactions	Total
Assets	74,305,224	89,900,968	7,038,975	10,778,521	60,976,232	242,999,920	686,246	243,686,166
Liabilities	45,336,744	135,083,652	105,146	10,006,252	32,445,113	222,976,907	2,455,214	225,432,121

2) The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014
	Consumer banking	Corporate banking	Investment banking	Capital Market	Headquarters and others	Sub-total	Inter- segment transaction	Total
Net interest income
Interest income	3,032,488	3,636,838	199,629	26,076	1,187,709	8,082,740	336,191	8,418,931
Interest expense	(1,591,087)	(2,191,770)	(23)	(101)	(801,617)	(4,584,598)	256,445	(4,328,153)
Inter-segment	(49,047)	296,632	(198,428)	2,908	(52,065)	—	—	—

	1,392,354	1,741,700	1,178	28,883	334,027	3,498,142	592,636	4,090,778

Non-interest income
Non-interest income	724,288	438,879	348,363	3,969,660	1,599,664	7,080,854	235,418	7,316,272
Non-interest expense	(250,450)	(14,483)	(282,444)	(3,977,719)	(1,636,794)	(6,161,890)	(842,902)	(7,004,792)
Inter-segment	19,924	29,404	—	—	(49,328)	—	—	—

	493,762	453,800	65,919	(8,059)	(86,458)	918,964	(607,484)	311,480

Other expense
Administrative expense	(1,700,025)	(835,051)	(14,385)	(16,437)	(89,259)	(2,655,157)	—	(2,655,157)
Impairment losses on credit loss and others	(59,406)	(687,732)	(160,617)	6,164	10,536	(891,055)	14,848	(876,207)

	(1,759,431)	(1,522,783)	(175,002)	(10,273)	(78,723)	(3,546,212)	14,848	(3,531,364)

Operating income (loss)	126,685	672,717	(107,905)	10,551	168,846	870,894	—	870,894
Non-operating income (loss)	(15,444)	(3,309)	39,967	(20,562)	(28,567)	(27,915)	—	(27,915)

Net income before income tax expense	111,241	669,408	(67,938)	(10,011)	140,279	842,979	—	842,979
Income tax expense	(26,920)	(153,867)	16,441	2,422	(34,757)	(196,681)	—	(196,681)

Net income	84,321	515,541	(51,497)	(7,589)	105,522	646,298	—	646,298

	For the year ended December 31, 2013
	Consumer banking	Corporate banking	Investment banking	Capital Market	Headquarters and others	Sub-total	Inter- segment transaction	Total
Net interest income
Interest income	3,233,552	3,832,238	256,860	82,649	1,278,879	8,684,178	99,171	8,783,349
Interest expense	(1,653,013)	(2,282,673)	(717)	(29,121)	(895,771)	(4,861,295)	268,422	(4,592,873)
Inter-segment	(75,167)	397,485	(236,489)	6,618	(92,447)	—	—	—

	1,505,372	1,947,050	19,654	60,146	290,661	3,822,883	367,593	4,190,476

Non-interest income
Non-interest income	645,404	518,355	401,904	4,849,598	2,064,444	8,479,705	180,912	8,660,617
Non-interest expense	(244,085)	(100,033)	(334,021)	(4,856,921)	(1,827,245)	(7,362,305)	(554,199)	(7,916,504)
Inter-segment	14,346	25,445	—	—	(39,791)	—	—	—

	415,665	443,767	67,883	(7,323)	197,408	1,117,400	(373,287)	744,113

Other expense
Administrative expense	(1,643,064)	(831,660)	(17,458)	(21,744)	(56,232)	(2,570,158)	18,536	(2,551,622)
Impairment losses on credit loss and others	(118,827)	(1,582,714)	(138,548)	(17,812)	(93,770)	(1,951,671)	(86,373)	(2,038,044)

	(1,761,891)	(2,414,374)	(156,006)	(39,556)	(150,002)	(4,521,829)	(67,837)	(4,589,666)

Operating income (loss)	159,146	(23,557)	(68,469)	13,267	338,067	418,454	(73,531)	344,923
Non-operating income (loss)	(14,340)	(10,787)	38,464	34,367	87,205	134,909	(41,282)	93,627

Net income before income tax expense	144,806	(34,344)	(30,005)	47,634	425,272	553,363	(114,813)	438,550
Income tax expense	(35,043)	8,312	7,261	(11,527)	(102,917)	(133,914)	60,221	(73,693)

Net income from continuing operations	109,763	(26,032)	(22,744)	36,107	322,355	419,449	(54,592)	364,857
Net income from discontinued operations	—	—	—	—	29,476	29,476	—	29,476

Net income	109,763	(26,032)	(22,744)	36,107	351,831	448,925	(54,592)	394,333

(2)	Information on financial products and services

The products of the Bank are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Of the Bank’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the years ended December 31, 2014 and 2013 amounted to 15,536,947 million Won and 17,232,492 million Won, respectively, and revenue from the foreign customers amounted to 198,256 million Won and 211,474 million Won, respectively. Of the Bank’s non-current assets (investments in subsidiaries and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of December 31, 2014 and 2013 are 6,351,641 million Won and 4,858,109 million Won, respectively, and foreign subsidiaries are 9,816 million Won and 8,862 million Won, respectively.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Cash and checks	2,593,925	2,227,813
Foreign currencies	548,194	488,861
Demand deposits	1,438,412	1,923,344
Fixed deposits	88,385	54,183

	4,668,916	4,694,201

(2)	Material transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Changes in other comprehensive income (loss) due to valuation of AFS financial assets	55,886	29,837
Changes in other comprehensive income (loss) of overseas business translation	7,469	(10,136)
Changes in other comprehensive income (loss) due to re-measurement	(56,961)	6,451
Decrease in net assets due to the credit card division spin-off	—	674,825
Changes in investments in subsidiaries and associates due to equity swap and others	171,555	54,534
Changes in accrued dividends of hybrid equity securities	(1,369)	5,050

7. FINANCIAL ASSETS AT FVTPL

Details of financial assets at trading securities are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Deposits:
Gold banking assets	13,816	9,299
Securities:
Debt securities
Korean treasury and government agencies	440,908	412,031
Financial institutions	443,131	510,338
Equity securities	78,674	182,571
Beneficiary certificates	—	29,821
Loaned securities	14,737	33,084

Sub-total	977,450	1,167,845

Derivatives instruments assets	2,106,043	2,176,792

Total	3,097,309	3,353,936

8. AFS FINANCIAL ASSETS

Details of AFS financial assets are as follows (Unit: Korean Won in millions):

	As of December 31, 2014
	Book value	Unrealized gains	Unrealized losses	Fair value
Debt securities:
Korean treasury and government agencies	2,393,515	34,668	(137)	2,428,046
Financial institutions	5,438,759	34,747	(357)	5,473,149
Corporates	1,497,430	31,582	—	1,529,012
Foreign currency bonds	40,133	103	(237)	39,999

Sub-total	9,369,837	101,100	(731)	9,470,206

Equity securities	1,035,045	244,072	(13,967)	1,265,150
Beneficiary certificates	6,312,639	44,657	(1,765)	6,355,531
Loaned securities	684,126	1,982	(12)	686,096
Others	14,771	941	(1,471)	14,241

Total	17,416,418	392,752	(17,946)	17,791,224

	As of December 31, 2013
	Book value	Unrealized gains	Unrealized losses	Fair value
Debt securities:
Korean treasury and government agencies	2,265,063	6,158	(15,105)	2,256,116
Financial institutions	5,591,359	4,345	(1,297)	5,594,407
Corporates	1,956,820	18,230	(1,821)	1,973,229
Foreign currency bonds	22,114	25	(7)	22,132

Sub-total	9,835,356	28,758	(18,230)	9,845,884

Equity securities	1,245,669	242,052	(33,711)	1,454,010
Beneficiary certificates	4,873,824	82,538	(2,198)	4,954,164
Loaned securities	239,899	313	(178)	240,034
Others	4,985	98	—	5,083

Total	16,199,733	353,759	(54,317)	16,499,175

9. HTM FINANCIAL ASSETS

Details of HTM financial assets are as follows (Unit: Korean Won in millions):

	As of December 31, 2014
	Book value	Unrealized gains	Unrealized losses	Fair value
Korean treasury and government agencies	4,128,344	82,979	(37)	4,211,286
Financial institutions	4,389,592	37,400	(175)	4,426,817
Corporates	4,470,297	106,091	(2,946)	4,573,442
Foreign currency bonds	1,661	—	—	1,661

Total	12,989,894	226,470	(3,158)	13,213,206

	As of December 31, 2013
	Book value	Unrealized gains	Unrealized losses	Fair value
Korean treasury and government agencies	4,728,909	58,237	(16,900)	4,770,246
Financial institutions	2,155,965	8,012	(593)	2,163,384
Corporates	5,131,162	65,107	(6,361)	5,189,908
Foreign currency bonds	834	—	—	834

Total	12,016,870	131,356	(23,854)	12,124,372

10. LOANS AND RECEIVABLES

(1)	Details of loans and receivables are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Due from banks	10,106,129	9,302,685
Loans	193,938,304	182,076,759
Other loan and receivables	6,595,947	10,457,245

	210,640,380	201,836,689

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Due from banks in local currency:
Due from the BOK	9,120,180	8,304,869
Others	172,750	7,945
Provisions for credit losses	(2,305)	(1,978)

	9,290,625	8,310,836

Due from banks in foreign currencies:
Due from banks on demand	287,395	851,487
Due from banks on time	374,311	52,602
Others	154,362	88,083
Provisions for credit losses	(564)	(323)

	815,504	991,849

	10,106,129	9,302,685

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	December 31, 2014	Reason of restriction
Due from banks in local currency:
Due from the Bank of Korea	The Bank of Korea	9,120,180	Reverse deposits on BOK Act
Others	NH Investment & Securities Co. Ltd. and others	172,750	Treasury stock trust contracts and others

Sub-Total		9,292,930

Due from banks in foreign currencies:
Due from banks on demand	The Bank of Korea and others	286,715	Reverse deposits on BOK Act and others
Others	The Central Bank of Bangladesh and others	154,362	Capital deposits and others

Sub-Total		441,077

Total		9,734,007

	Counterparty	December 31, 2013	Reason of restriction
Due from banks in local currency:
Due from the Bank of Korea	The Bank of Korea	8,304,869	Reserve deposits on BOK Act
Others	Korea Exchange Bank and others	7,945	Reserve deposits for lawsuits

Sub-Total		8,312,814

Due from banks in foreign currencies:
Due from banks on demand	The Bank of Korea and others	851,487	Reserve deposits on BOK Act and others
Due from banks on time	China Construction Bank Corporation and others	7,809	Required under Chinese regulatory purpose
Others	The Central Bank of Bangladesh and others	62,967	Reserve deposits and others

Sub-Total		922,263

Total		9,235,077

(4)	Details of loans are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Loans in local currency	166,600,351	155,413,224
Loans in foreign currencies	7,117,553	6,939,573
Domestic banker’s letter of credit	5,712,049	4,958,522
Bills bought in foreign currencies	5,521,341	4,190,391
Bills bought in local currency	90,982	85,953
Factoring receivables	91,817	175,447
Advances for customers on guarantees	49,300	54,645
Privately placed bonds	323,186	477,241
Loans to be converted to equity securities	498	498
Call loans	3,835,846	7,850,947
Bonds purchased under resale agreements	6,596,416	4,729,100
Others	44,310	50,728
Loan origination costs and fees	365,677	296,832
Present value discount	(13,053)	(21,496)
Adjustment of fair value hedge	68	142
Allowance for credit losses	(2,398,037)	(3,124,988)

Total	193,938,304	182,076,759

(5)	Details of other loans and receivables are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Receivables	4,120,400	8,100,879
Accrued income	784,332	817,950
Telex and telephone subscription rights and refundable deposits	1,042,761	1,016,055
Other debtors	978,465	865,176
Allowance for credit losses	(330,011)	(342,815)

Total	6,595,947	10,457,245

(6)	Changes in the provisions for credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014
	Consumers	Corporates	Others	Total
Beginning balance	(299,635)	(2,825,353)	(345,116)	(3,470,104)
Provisions for credit losses	(149,981)	(786,306)	5,933	(930,354)
Recoveries of written-off loans	(7,935)	(65,421)	—	(73,356)
Charge-off	115,300	1,159,801	627	1,275,728
Sales of loans and receivables	5,833	140,174	5,676	151,683
Unwinding effect	16,630	135,049	—	151,679
Others	49	163,758	—	163,807

Ending balance	(319,739)	(2,078,298)	(332,880)	(2,730,917)

	For the year ended December 31, 2013
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(258,849)	(2,543,054)	(118,168)	(288,482)	(3,208,553)
Net provision	(161,145)	(1,784,805)	(22,645)	(57,502)	(2,026,097)
Recoveries of written-off loans	(27,759)	(154,418)	(6,132)	—	(188,309)
Charge-off	123,809	1,373,898	39,249	445	1,537,401
Sales of loans and receivables	4,058	118,040	—	147	122,245
Unwinding effect	20,251	115,256	114	—	135,621
Others	—	49,730	250	(1)	49,979
Spin-off of credit card operation	—	—	107,332	277	107,609

Ending balance	(299,635)	(2,825,353)	—	(345,116)	(3,470,104)

11. THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Bank maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Bank’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date. The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•    Level 1 - fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities and derivatives.

•    Level 2 - fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•    Level 3 - fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Bank’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of factors specific to the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at current fair value is as follows (Korean Won in millions):

	December 31, 2014
	Fair value in active market (Level 1) (*1)	Observable market data (Level 2) (*1)	Other valuation technique (Level 3) (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	13,816	—	—	13,816
Debt securities	440,908	443,131	—	884,039
Equity securities	78,674	—	—	78,674
Loaned securities	14,737	—	—	14,737
Derivatives instruments assets	56	2,057,296	48,691	2,106,043

Sub-total	548,191	2,500,427	48,691	3,097,309

AFS financial assets
Debt securities	1,987,810	7,482,396	—	9,470,206
Equity securities	381,322	—	883,828	1,265,150
Beneficiary certificates	—	6,003,413	352,118	6,355,531
Loaned securities	475,748	210,348	—	686,096
Others	—	—	14,241	14,241

Sub-total	2,844,880	13,696,157	1,250,187	17,791,224

Derivative assets	—	184,115	11,946	196,061

Total	3,393,071	16,380,699	1,310,824	21,084,594

	December 31, 2014
	Fair value in active market (Level 1) (*1)	Observable market data (Level 2) (*1)	Other valuation technique (Level 3) (*2)	Total
Financial liabilities:
Financial liabilities held for trading
Deposits	13,927	—	—	13,927
Derivative liabilities	5,819	2,087,329	41,711	2,134,859

Sub-total	19,746	2,087,329	41,711	2,148,786

Financial liabilities designated at FVTPL
Equity-linked securities	—	315	361,993	362,308
Debentures	—	159,264	—	159,264

Sub Total	—	159,579	361,993	521,572

Total	19,746	2,246,908	403,704	2,670,358

	December 31, 2013
	Fair value in active market (Level 1) (*1)	Observable market data (Level 2) (*1)	Other valuation technique (Level 3) (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	9,299	—	—	9,299
Debt securities	411,931	510,438	—	922,369
Equity securities	182,571	—	—	182,571
Beneficiary certificates	—	29,821	—	29,821
Loaned securities	33,084	—	—	33,084
Derivatives instruments assets	4	2,100,977	75,811	2,176,792

Sub Total	636,889	2,641,236	75,811	3,353,936

AFS financial assets
Debt securities	2,173,254	7,672,630	—	9,845,884
Equity securities	469,901	—	984,109	1,454,010
Beneficiary certificates	—	4,590,919	363,245	4,954,164
Loaned securities	240,034	—	—	240,034
Others	—	—	5,083	5,083

Sub-total	2,883,189	12,263,549	1,352,437	16,499,175

Derivative assets	—	116,802	14,608	131,410

Total	3,520,078	15,021,587	1,442,856	19,984,521

Financial liabilities:
Financial liabilities held for trading
Deposits	9,254	—	—	9,254
Derivative liabilities	460	2,073,820	21,319	2,095,599

Sub-total	9,714	2,073,820	21,319	2,104,853

Financial liabilities designated at FVTPL
Equity-linked securities	—	6,097	336,312	342,409
Debentures	—	183,159	—	183,159

Sub-total	—	189,256	336,312	525,568

Derivatives Liabilities	—	1,785	—	1,785

Total	9,714	2,264,861	357,631	2,632,206

(*1)	There is no transferred between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Bank recognizes transfers between the Levels at the end of reporting period within which events or conditions change.
(*2)	Certain AFS unquoted equity securities were measured at cost as of December 31, 2014 and 2013, that are amounting to 26,764 million Won and 23,487 million Won, respectively. These unquoted equity instruments mostly represent minority investments in special purposed entity vehicles such as asset securitization structures. They are measured at cost because (a) observable inputs of financial information to measure fair value was not available to obtain, or (b) there is a significant variance in likely estimated cash flows or (c) the probabilities for the various estimated cash flows could not be measured reliably. In addition, there were no indicators of impairments in these investments and the Bank has no intention to dispose these investments in the foreseeable future.

Financial assets’ carrying amount and related gains on disposal of financial assets carried at cost which do not have a quoted market price in an active market and cannot be measured reliably at fair value are follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Carrying amount	1,653	1,195
Gain on transaction	3,997	1,943

Financial assets and liabilities at FVTPL, AFS financial assets, held-for-trading financial assets and liabilities and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Bank establishes the fair value using valuation techniques. Fair value measurement methods for each type of financial instruments are as follows:

	Fair value measurement technique	Input variables

Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities

Risk free market rate of return and credit spread

Equity securities

Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, and Net Asset Value Method, one or two methods are used given the characteristic of the subject of fair value measurement.

Risk free market rate of return, market risk premium, corporate beta

Derivatives

The in-house developed model which is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, and currency swap that are based on inputs observable in the market.

However, for some complicated financial instruments of which valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model which is developed from the general valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation.

Risk-free market rate, forward rate, volatility, foreign exchange rate, stock prices, etc.

Financial Instruments linked to stock prices or derivatives	The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM, or Monte Carlo Simulation given the natures of the securities or underlying assets.	Values of underlying assets, Risk-free market rate, Market rate, Dividend and convenience yield, Correlation, Volatility, Credit spread, and Foreign Exchange rate

Debentures	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Bank.	Risk free market rate of return and forward rate

Measurement techniques of the financial assets and financial liabilities of level 3 that are recorded at fair value and significant, unobservable inputs are as follows:

	Fair value measurement technique	Input variable	Range
Derivative Assets	Option valuation model and others	Correlation	-1~1
		Historical variability	0%~70%
		Credit risk adjustment ratio	0%~100%
Derivative Liabilities	Option valuation model and others	Correlation	-1~1
		Historical variability	0%~70%
Compound financial instrument	Monte Carlo Simulation and others	Correlation	-1~1
		Historical variability	0%~70%
Equity securities	External appraisal value and others	Expected growth rate	0%~1%

Fair value of financial assets and liabilities classified into level 3 is measured by the Bank using its own valuation techniques or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Bank and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities classified into level 3 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014
	January 1, 2014	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3 (*4)	December 31, 2014
Financial assets:
Financial assets held for trading
Derivatives instruments assets	75,811	41,166	—	5,833	(74,119)	—	48,691
Financial assets designed at FVTPL
Equity securities (*2)	984,109	(125,062)	13,948	93,610	(82,226)	(551)	883,828
Beneficiary certificates	363,245	10,219	1,620	41,200	(64,166)	—	352,118
Others	5,083	—	(1,144)	10,302	—	—	14,241

Sub-total	1,352,437	(114,843)	14,424	145,112	(146,392)	(551)	1,250,187

Derivative assets	14,608	3,497	—	—	(6,159)	—	11,946

Total	1,442,856	(70,180)	14,424	150,945	(226,670)	(551)	1,310,824

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities	21,319	20,349	—	3,188	(3,145)	—	41,711
Financial liabilities designated at FVTPL
Equity-linked securities (*3)	336,312	(23,668)	—	286,086	(148,693)	(88,044)	361,993

Total	357,631	(3,319)	—	289,274	(151,838)	(88,044)	403,704

	For the year ended December 31, 2013
	January 1, 2013	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3 (*4)	December 31, 2013
Financial assets:
Financial assets held for trading
Derivatives instruments assets (*5)	49,206	(6,380)	—	12,691	188	20,106	75,811
AFS financial assets
Equity securities (*2)	1,135,762	(73,252)	(3,217)	165,665	(174,012)	(66,837)	984,109
Beneficiary certificates (*6)	186,807	(19,807)	18,050	83,903	(12,022)	106,314	363,245
Others	—	—	418	4,665	—	—	5,083

Sub-total	1,322,569	(93,059)	15,251	254,233	(186,034)	39,477	1,352,437

Derivative assets (*5)	—	—	—	—	—	14,608	14,608
Total	1,371,775	(99,439)	15,251	266,924	(185,846)	74,191	1,442,856

Financial liabilities:
Financial liabilities held for trading Derivative liabilities (*5)	6,501	9,238	—	860	(1,031)	5,751	21,319
Financial liabilities designated at FVTPL Equity-linked securities	329,005	7,998	—	256,120	(256,811)	—	336,312

Total	335,506	17,236	—	256,980	(257,842)	5,751	357,631

(*1)	The loss amounting to 159,990 million Won and 119,251 million Won for the years ended December 31 2014 and 2013, respectively, which is from financial assets and liabilities that the Bank holds as at the end of the year, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the comprehensive income statements.
(*2)	AFS financial assets were transferred out of level 3 to level 1 upon the change of the fair value measurement method of the assets by using quoted prices in the active market from previously using the external valuation specialists.
(*3)	Since the observable market data for equity-linked securities has been available, such securities were transferred out of level 3 to level 2.
(*4)	The Bank recognizes transfers among levels at the end of reporting period within which events have occurred or conditions have changed.
(*5)	As the variables used for the valuation of interest rate and equity related derivatives were not observable in the market, such derivatives were transferred into level 3 from level 2. In the case of currency related derivatives, the variables which were unobservable in the market significantly impacted the valuation of such derivatives. As such, the derivatives were transferred into level 3 from level 2.
(*6)	AFS financial assets were transferred from level 2 into level 3 or vice versa upon the changes in the degree of subjectivity and uncertainty used to measure fair values, such as using quoted price in inactive market or values from external valuation specialists, for the AFS financial assets.

(4)	The following table shows the sensitivity of level 3 fair values to reasonably possible alternative assumptions.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which result from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, and equity-linked securities of which fair value changes are recognized as net income; (2) equity securities and beneficiary certificates of which fair value changes are recognized as other comprehensive income. Equity securities classified as level 3 but measured at costs are excluded from sensitivity analysis.

The following table shows the sensitivity analysis to disclose the effect of reasonably possible alternative assumptions on the fair value of a level 3 financial instruments for as of December 31, 2014 and 2013 (Unit: Korean Won in millions):

	For the year ended December 31, 2014				For the year ended December 31, 2013
	Net income (loss)		Other comprehensive income (loss)		Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivatives instruments assets (*1)(*2)	13,420	(5,799)	—	—	18,827	(12,342)	—	—
AFS Financial Assets
Equity securities (*3)	—	—	74,929	(36,760)	—	—	64,129	(26,894)
Beneficiary certificates (*4)	—	—	3,430	(3,243)	—	—	5,851	(5,642)
Others (*4)	—	—	6,823	(2,858)	—	—	130	(128)

Total	13,420	(5,799)	85,182	(42,861)	18,827	(12,342)	70,110	(32,664)

Financial liabilities:
Financial liabilities held for trading Derivative liabilities (*1)(*2)	7,939	(7,222)	—	—	3,975	(3,992)	—	—
Financial liabilities designated at FVTPL					—	—
Equity-linked securities (*1)	1,497	(1,483)	—	—	3,024	(2,982)	—	—

Total	9,436	(9,205)	—	—	6,999	(6,974)	—	—

(*1)	Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate and currency related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing volatility of interest rate and credit risk adjustment ratio, which are major unobservable variables, by 10%, respectively.
(*2)	Both derivative assets and liabilities for held for trading and hedging are included.
(*3)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%) and discount rate. The growth rate, discount rate, and liquidation value are major unobservable variables.
(*4)	Fair value changes of beneficiary certificates and other securities are calculated by increasing or decreasing price fluctuation of trust property or real estate which is underlying assets and discount rate by 1%. The price fluctuation of trust property and discount rate are major unobservable variables.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	December 31, 2014
	Fair value				Carrying Value
	Level 1	Level 2	Level 3	Total
Financial assets:
Held-to-maturity financial assets	1,902,558	11,310,648	—	13,213,206	12,989,894
Loans and receivables	—	—	212,554,629	212,554,629	210,640,380
Financial liabilities:
Deposits due to customers	—	181,445,787	—	181,445,787	181,288,444
Borrowings	—	16,204,020	—	16,204,020	16,139,529
Debentures	—	21,178,192	—	21,178,192	20,998,041
Other financial liabilities	—	15,856,634	—	15,856,634	15,857,059

	December 31, 2013
	Fair value				Carrying Value
	Level 1	Level 2	Level 3	Total
Financial assets:
Held-to-maturity financial assets	2,682,460	9,441,912	—	12,124,372	12,016,870
Loans and receivables	—	—	201,919,084	201,919,084	201,836,689
Financial liabilities:
Deposits due to customers	—	169,809,510	—	169,809,510	169,870,194
Borrowings	—	16,717,599	—	16,717,599	16,711,669
Debentures	—	16,910,463	—	16,910,463	16,035,967
Other financial liabilities	—	19,159,900	—	19,159,900	19,162,494

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Bank measures fair value of the financial instruments using valuation techniques. Fair value measurement techniques and input variable for each type of financial instruments that are recorded at amortized cost are as follows:

	Fair value measurement technique	Input variables
Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities

Risk free market rate of return and credit spread

Loans and receivables

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk free market rate of return, credit spread and prepayment ratio

Deposits due to customers, borrowings and debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Bank.	Risk free market rate of return and forward rate

12. DERECOGNITION AND OFFSETOF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial assets

1)	The book value, fair value of, and maximum exposure to loss from the financial assets that were derecognized from the separate financial statements of the Bank through disposals, but the Bank still have continuous involvements are as follows (Unit: Korean Won in millions):

	December 31, 2014
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	709

	December 31, 2013
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
KAMCO tenth Asset Securitization Specialty (“KAMCO specialty”)	Acquisition of subordinated bonds	1,746	1,851	1,746
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	709

(*)	The transferred assets are not settled yet. Therefore the cash flow upon the settlement is not determinable as of December 31, 2014 and 2013. And the maximum exposure to loss represents the carrying amounts of the assets at the date when they were transferred to KAMCO. The Bank derecognized the transferred assets although the Bank retains and continues to retain substantially all such risks and rewards by applying the transition exemptions in K-IFRS 1101.

2)	Transferred financial assets that do not meet condition of derecognition

a)	Bonds Sold Under Repurchase Agreements

The financial instruments that were disposed but the Bank agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		December 31, 2014	December 31, 2013
Transfer assets	AFS financial assets	43,597	126,589
	HTM financial assets	650,937	651,582

	Total	694,534	778,171

Liabilities	Bonds sold under repurchase agreements	427,473	493,642

b)	Loaned Securities

When the Bank loans its securities to outside parties, the legal ownerships of the securities are transferred, however, they should be returned at the end of lending period therefore the Bank does not derecognize them from the separate financial statements as it owns majority of risks and benefits from the securities continuously regardless of the transfer of legal ownership. The carrying amounts of loaned securities are as follows (Unit: Korean Won in millions):

		December 31, 2014	December 31, 2013	Loaned to
Financial assets at FVTPL	Equity securities- listed stock	14,737	33,084	Samsung Securities Co., Ltd. and others
AFS financial assets	Debt securities- Korean treasury and government agencies	686,096	240,034	Korea Securities Depository and others

		700,833	273,118

The details of the transferred financial assets that are not derecognized in their entirety, such as disposal of securities under repurchase agreement or loaned securities, are explained in Note 18.

(2)	The offset between financial assets and liabilities

The Bank has both domestic exchange receivables and domestic exchange payables which satisfy offsetting criteria of K-IFRS 1032. And the domestic exchange receivables (payables) are offset by domestic exchange payables (receivables) and recorded as loans and receivables or other financial liabilities in the statements of financial position.

Certain financial assets and liabilities of the Bank are subject to an enforceable master netting arrangement or similar agreement, under the circumstances of the counter-party’s default, insolvency or bankruptcy. These financial assets and liabilities include derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange which do not satisfy the offsetting criteria of K-IFRS 1032.

In accordance with the collateral arrangements, cash collateral, which do not satisfy the offsetting criteria of K-IFRS 1032, can be offset with the net amount of derivatives assets, derivative liabilities, receivable spot exchange and payable spot exchange under the circumstances of the counter-party’s default, insolvency or bankruptcy.

The Bank has bonds sold under repurchase agreements which accounted as secured borrowings and bonds purchased under repurchase agreements which accounted as secured loans. The Bank under the repurchase agreements has offsetting right only upon the counter-party’s default, insolvency or bankruptcy, thus the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement of which do not satisfy the offsetting criteria of K-IFRS 1032. The Bank disclosed bonds sold (purchased) under repurchase agreements as borrowings (loans and receivables).

The details of the Bank’s recognized financial assets and liabilities subject to enforceable master netting arrangement or similar agreements as of December 31, 2014 and 2013, are as follows (Unit: Korean Won in millions):

	December 31, 2014
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,313,381	16,228	2,297,153
Receivable spot exchange (*2)	3,559,424	—	3,559,424	5,350,254	37,142	469,181
Bonds purchased under resale agreements (*2)	6,596,416	—	6,596,416	6,596,416	—	—
Domestic exchanges receivable (*2)(*5)	28,088,735	27,310,236	778,499	—	—	778,499

Total	40,557,956	27,326,464	13,231,492	11,946,670	37,142	1,247,680

	December 31, 2014
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	2,475,157	16,228	2,458,929
Payable spot exchange (*3)	3,555,827	—	3,555,827	5,335,640	41,229	637,887
Bonds sold under repurchase agreements (*4)	427,473	—	427,473	427,473	—	—
Domestic exchanges payable (*3)(*5)	30,630,898	27,310,236	3,320,662	3,147,053	—	173,609

Total	37,089,355	27,326,464	9,762,891	8,910,166	41,229	811,496

	December 31, 2013
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,255,423	—	2,255,423
Receivable spot exchange (*2)	7,297,634	—	7,297,634	8,959,969	121,043	472,045
Bonds purchased under resale agreements (*2)	4,729,100	—	4,729,100	4,729,100	—	—
Domestic exchanges receivable (*2)(*5)	23,805,554	23,222,175	583,379	—	—	583,379

Total	38,087,711	23,222,175	14,865,536	13,689,069	121,043	1,055,424

	December 31, 2013
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	2,430,261	—	2,430,261
Payable spot exchange (*3)	7,298,804	—	7,298,804	8,970,024	—	759,041
Bonds sold under repurchase agreements (*4)	493,642	—	493,642	493,642	—	—
Domestic exchanges payable (*3)(*5)	25,988,995	23,222,175	2,766,820	2,746,297	—	20,523

Total	36,211,702	23,222,175	12,989,527	12,209,963	—	779,564

(*1)	Includes derivatives held for trading, derivatives for hedging and equity linked securities related to derivatives
(*2)	Are included in loans and receivables
(*3)	Are included in other financial liabilities
(*4)	Are included in borrowings
(*5)	A portion of total financial assets and liabilities is presented at its net amount

13. INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

(1)	The Bank has the following subsidiaries (Unit: Korean Won in millions, USD in thousands, RUB in 100 millions, IDR in millions, BRL in thousands):

Subsidiaries	Location	Capital stock		Main business
Woori FIS (*1)	Korea	KRW	24,500	System software development & maintenance
Woori Private Equity (*1)	Korea	KRW	30,000	Finance
Woori Finance Research Institute (*1)	Korea	KRW	3,000	Other service business
Woori Card (*1)	Korea	KRW	846,300	Finance
Woori Investment Bank (*1)(*4)	Korea	KRW	237,100	Other credit finance business
Woori Private Equity Fund (*3)	Korea	KRW	167,100	Other financial business
Woori Credit Information Co., Ltd.	Korea	KRW	5,000	Credit information
Woori America Bank	America	USD	122,500	Finance
P.T. Bank Woori Indonesia (*2)	Indonesia	IDR	170,000	"
Indonesia Woori Saudara Bank (*2)	Indonesia	IDR	521,100	"
Woori Global Markets Asia Ltd.	Hongkong	USD	100,000	"
Woori Bank China Limited	China	USD	308,810	"
Zao Woori Bank	Russia	RUB	14.5	"
Woori Brazil Bank	Brazil	BRL	77,090	"
Korea BTL Infrastructure Fund (*5)	Korea	KRW	662,200	"
Woori Fund Service Co., Ltd.	Korea	KRW	10,000	"
Woori Finance Cambodia (*6)	Cambodia	USD	3,000	"

	December 31, 2014			December 31, 2013
Subsidiaries	Number of shares owned	Percentage of ownership (%)	Financial statements as of	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori FIS (*1)	4,900,000	100.0	2014.12.31.	—	—	—
Woori Private Equity Fund (*1)	6,000,000	100.0	2014.12.31.	—	—	—
Woori Finance Research Institute (*1)	600,000	100.0	2014.12.31.	—	—	—
Woori Card (*1)	169,266,200	100.0	2014.12.31.	—	—	—
Woori Investment Bank (*1)(*4)	275,761,491	58.2	2014.12.31.	—	—	—
Woori Private Equity Fund (*3)	48,340	28.9	2014.12.31.	—	—	—
Woori Credit Information Co., Ltd.	1,008,000	100.0	2014.12.31.	1,008,000	100.0	2013.12.31.
Woori America Bank	24,500,000	100.0	2014.12.31.	24,500,000	100.0	2013.12.31.
P.T. Bank Woori Indonesia (*2)	—	—	—	1,618	95.2	2013.12.31.
Indonesia Woori Saudara Bank (*2)	3,754,701,359	74.0	2014.12.31.	—	—	—
Woori Global Markets Asia Ltd.	78,000,000	100.0	2014.12.31.	78,000,000	100.0	2013.12.31.
Woori Bank China Limited	—	100.0	2014.12.31.	—	100.0	2013.12.31.
Zao Woori Bank	57,999,999	100.0	2014.12.31.	57,999,999	100.0	2013.12.31.
Woori Brazil Bank	77,093,999	100.0	2014.12.31.	77,093,999	100.0	2013.12.31.
Korea BTL Infrastructure Fund (*5)	132,241,217	99.9	2014.12.31.	128,858,939	100.0	2013.12.31.
Woori Fund Service Co., Ltd.	2,000,000	100.0	2014.12.31.	600,000	100.0	2013.12.31.
Woori Finance Cambodia (*6)	3,000,000	100.0	2014.12.31.	—	—	—

(*1)	During the year ended December 31, 2014, the investment in subsidiaries that were previously held by Woori Finance Holdings was transferred through the merger between the Bank and Woori Finance Holdings.
(*2)	P.T. Bank Indonesia Woori Bank, which was a subsidiary of the Bank, merged with Saudara Bank during the year ended December 31, 2014, and then changed its name into Indonesia Woori Saudara Bank.
(*3)	According to merger between Woori Finance Holdings and the Bank, classification of Woori Private Equity Fund transferred from investments in associates to the investment in subsidiaries.
(*4)	During the year ended December 31, 2014, the Bank participated in paid-in capital increase and ownership of Woori Investment Bank has increased.
(*5)	During the year ended December 31, 2014, due to the change in Financial Investment Services and Capital Markets Act in Korea, new investors have participated in the company; as such the ownership ratio of the Bank has decreased.
(*6)	During the year ended December 31, 2014, Woori Finance Cambodia was included in investment of subsidiaries as the Bank invested over 50% ownership.

(2)	As for the structured entities in accordance with K-IFRS 1110 and K-IFRS 1112, it is determined that the Bank controls the entity after considering facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from the its involvement with the entity, and the Bank’s ability to affect the returns through its power over the entity.

Details of special purpose entities (“SPEs”) which the Bank controls are as follows:

	As of December 31, 2014
SPEs	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 14 structures entities	Korea	Asset securitization	—	2014.12.31.
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	"	15.0	2014.12.31.
Money Trust by Trust Business Act (*2)
Principle Guaranteed Trust and Principle and Interest Guaranteed Trust	Korea	Trust	—	2014.12.31.
Structured entities established for investment in securities and others.
Woori CS Ocean Bridge 15th and 36 structures entities	Korea	Securities investments	100.0	2014.12.31.
Woori Milestone Private Real Estate Fund 1st	Korea	"	94.8	2014.12.31.
Consus Sakhalin Real Estate Investment Trust 1st	Korea	"	75.0	2014.12.31.

	As of December 31, 2013
SPEs	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets(*1)
Kumho Trust First Co., Ltd. and 14	Korea	Asset securitization	—	2013.12.31.
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	"	15.0	2013.12.31.
Money Trust by Trust Business Act (*2)
“Principle Guaranteed Trust” and “Principle and Interest Guaranteed Trust”	Korea	Trust	—	2013.12.31.
Structured entities established for investment in securities and others.
Woori CS Ocean Bridge 15th and 40	Korea	Securities investments	100.0	2013.12.31.
Woori Milestone Private Real Estate Fund 1st	Korea	"	94.8	2013.12.31.
Consus Sakhalin Real Estate Investment Trust 1st	Korea	"	75.0	2013.12.31.

(*1)	It is determined that the Bank controls the entity after considering all the facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from its involvement with the entity, and the Bank’s ability to affect the returns through its power over the entity, even though the Bank holds less than 50% ownership of the entity.

(*2)	The Bank controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal and fixed rate of return.

The following companies have been excluded from the consolidation scope despite being in current ownership of majority of equity as of December 31, 2014:

Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Investment securities	60.0
Heungkuk High Class Private Equity Securities Investment Trust 377th (*)	Korea	Investment securities	51.3

(*)	The Bank owns the majority of these SPEs, but has no power on the investees’ relevant activities. As results, it is deemed that the Bank has no power or control on the SPEs.

(3)	Investments in associates are as follows (Unit: Korean Won in millions):

				December 31, 2014
Investee	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Kumho Tires Co., Ltd. (*1)(*6)	Korea	790,000	Manufacturing	22,357,561	14.2	2014.12.31.
Woori Blackstone Korea Opportunity Private Equity Fund 1st	Korea	307,900	Finance	66,043,471,350	21.4	2014.12.31.
Woori Service Networks Co., Ltd. (*3)	Korea	500	Freight & staffing	4,704	4.9	2014.11.30.
Woori Private Equity Fund (*8)	Korea	167,100	Other financial business	—	—	—
Korea Credit Bureau Co., Ltd. (*2)	Korea	10,000	Credit information	144,000	7.2	2014.12.31.
Korea Finance Security Co., Ltd. (*3)	Korea	6,000	Security service	183,870	15.3	2014.11.30.
United PF 1st Corporate Financial Stability (*2)	Korea	1,081,400	Finance	190,650	17.7	2014.12.31.
Chin Hung International Inc. (*3)(*6)	Korea	47,300	Construction	25,010,400	26.8	2014.11.30.
Phoenix Digital Tech Co., Ltd. (*4)	Korea	2,000	Manufacturing	—	—	—
Poonglim Industrial Co., Ltd. (*7)(*9)	Korea	69,200	Construction	4,146,811	30.7	2014.09.30.
Ansang Tech Co., Ltd. (*5)	Korea	300	Manufacturing	21,800	23.0	—
STX Engine Co., Ltd. (*1)(*7)	Korea	123,000	Manufacturing	7,379,600	15.0	2014.09.30.
Samho International Co., Ltd. (*1)(*6)	Korea	75,900	Construction	1,190,000	7.8	2014.12.31.
Force TEC Co., Ltd. (*5)	Korea	76,700	Freight & staffing	8,087,128	34.4	—
Hana Engineering & Construction Co., Ltd. (*5)	Korea	3,900	Construction	177,874	22.2	—
STX Co., Ltd. (*1)(*7)	Korea	671,700	Wholesale of Non-Specialized Goods	4,472,248	15.0	2014.09.30.
Osung LST Co., Ltd. (*1)(*7)	Korea	35,000	Manufacturing	13,817,333	11.1	2014.09.30.

				December 31, 2013
Investee	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Kumho Tires Co., Ltd. (*1)(*6)	Korea	739,100	Manufacturing	18,497,105	12.5	2013.12.31.
Woori Blackstone Korea Opportunity Private Equity Fund 1st	Korea	314,500	Finance	67,446,424,658	21.4	2013.12.31.
Woori Service Networks Co., Ltd. (*3)	Korea	500	Freight & staffing	4,704	4.9	2013.11.30.
Woori Private Equity Fund	Korea	172,600	Other financial business	49,931	28.9	2013.12.31.
Korea Credit Bureau Co., Ltd. (*2)	Korea	10,000	Credit information	144,000	7.2	2013.12.31.
Korea Finance Security Co., Ltd. (*3)	Korea	6,000	Security service	183,870	15.3	2013.11.30.
United PF 1st Corporate Financial Stability (*2)	Korea	1,081,400	Finance	190,650	17.7	2013.12.31.
Chin Hung International Inc. (*3)(*6)	Korea	47,300	Construction	25,010,400	26.8	2013.11.30.
Phoenix Digital Tech Co., Ltd.	Korea	2,000	Manufacturing	73,160	18.3	2013.12.31.
Poonglim Industrial Co., Ltd.	Korea	69,200	Construction	4,146,800	29.9	2013.09.30.
Ansang Tech Co., Ltd. (*5)	Korea	300	Manufacturing	21,800	23.0	—
STX Engine Co., Ltd. (*1)	Korea	123,000	Manufacturing	7,379,600	15.0	—
Samho International Co., Ltd. (*1)(*6)	Korea	75,900	Construction	1,190,000	7.8	—
Force TEC Co., Ltd. (*5)	Korea	76,700	Freight & staffing	34,144,788	22.6	—
Hana Engineering & Construction Co., Ltd. (*5)	Korea	3,900	Construction	177,874	22.2	—

(*1)	The Bank has significant influence in the creditors’ council.
(*2)	The Bank can participate in the decision making body and exercise significant influence over Korea Credit Bureau Co., Ltd. and the United PF 1st Corporate Financial Stability through business partnerships.
(*3)	The significant business of Woori Service Network and Korea Finance Security is transacted mostly with the Bank. As the financial statements as of December 31, 2014 of Korea Finance Security are not available, the Bank applied the equity method by using the financial statements as of November 30, 2014 and adjusted for the effects of significant transactions or events that occurred between the date of those financial statements and the date of financial statements.
(*4)	Phoenix Digital Tech was excluded from the scope of subsidiaries and associates as it was disposed during the year ended December 31, 2014.
(*5)	The carrying values of investments in Ansang Tech, Force TEC and Hana Construction are nil as of December 31, 2014 and 2013.
(*6)	The investment in associates that have quoted market prices are Kumho Tire (Current year: KRW 9,670, Previous year: KRW 11,500), Chin Hung International (Current year: KRW 1,665, Previous year: KRW 1,610), and Samho Co., Ltd. (Current year: KRW 13,150, Previous year: KRW 3,300).
(*7)	As the financial statements as of December 31, 2014 are not available, the Bank applied the equity method by using the financial statements as of September 30, 2014 and adjusted for the effects of significant transactions or events that occurred between the date of those financial statements and the date of financial statements.
(*8)	In accordance with merger between Woori Finance Holdings and the Bank, classification of Woori Private Equity Fund transferred from investments in associates to the investment in subsidiaries.
(*9)	Poonglim Industrial Co., Ltd. acquired its treasury stocks during the year ended December 31, 2014, and as such , the ownership of the Group in the company increased.

(4)	The entities excluded from associates, although their percentage of ownership is higher than 20% as of December 31, 2014 and 2013 are as follows:

	As of December 31, 2014
Associate	Number of shares owned	Percentage of ownership
Vogo II-2 Investment Holdings Co., Ltd. (*1)	24,794,201,938	36.4%
LIG E&C Co., Ltd. (*2)	755,946	22.8%
Orient Shipyard Co., Ltd. (*2)	465,050	23.0%
GinsengK Co., Ltd. (*2)	2,107,432	20.2%
PICITY Co., Ltd. (*2)	871,631	21.1%
Gdsys Co., Ltd. (*2)	300,805	21.2%
G2 Collection Co., Ltd. (*2)	12,574	28.9%
Alkenz Co., Ltd. (*2)	80,402	37.5%
SJ Development Co., Ltd. (*2)	70,529	26.5%
Ilyang Construction Co., Ltd. (*2)	105,936	40.0%
Ssangyong Engineering & Construction Co., Ltd. (*2)	2,957,728	20.3%

	As of December 31, 2013
Associate	Number of shares owned	Percentage of ownership
Vogo II-2 Investment Holdings Co., Ltd. (*1)	24,548,281,071	36.4%
LIG E&C Co., Ltd. (*2)	755,946	22.8%
Orient Shipyard Co., Ltd. (*2)	465,050	23.0%
GinsengK Co., Ltd. (*2)	2,107,432	20.2%
PICITY Co., Ltd. (*2)	871,631	21.1%

(*1)	Even though the Bank’s ownership ratio in the entity is more than 20% as a limited partner, it is determined that the Bank does not have significant influence over the entity since the Bank cannot exercise significant influence in the decision making bodies, such as the investment committee, thus it has been excluded from the investment in associates.
(*2)	Even though the Bank’s ownership ratio of the entity is more than 20%, it does not have significant influence over the entity due to the fact that the entity is going through workout process under receivership, thus it has been excluded from the investment in associates.

(5)	Changes in carrying value of investments in subsidiaries and associates accounted for using the equity method are as follows (Korean Won in millions). Because SPEs were classified as financial assets at FVTPL or AFS financial assets, they were excluded from the carrying value of investments in subsidiaries and associates.

	For the year ended December 31, 2014
Investee	January 1, 2014	Acquisitions	Disposals	Impairment	Transfer	December 31, 2014
Woori Credit Information Co., Ltd.	24,666	—	—	—	—	24,666
Woori America Bank	202,371	—	—	—	—	202,371
P.T. Bank Woori Indonesia (*1)	123,120	—	—	—	(123,120)	—
Indonesia Woori Saudara Bank (*1)	—	93,716	(1,436)	—	123,120	215,400
Woori Global Markets Asia Ltd.	113,858	—	—	—	—	113,858
Woori Bank China Limited	401,621	—	—	—	—	401,621
Zao Woori Bank	51,780	—	—	—	—	51,780
Woori Brazil Bank	44,045	—	—	—	—	44,045
Woori Finance Cambodia	—	4,600	—	—	—	4,600
Korea BTL Infrastructure Fund	648,604	17,100	(263)	—	—	665,441
Woori Fund Service Co., Ltd.	3,000	7,000	—	—	—	10,000
Kumho Tire Co., Inc.	93,003	—	(31,286)	—	113,935	175,652
Woori Blackstone Korea Opportunity Private Equity Fund 1st	67,446	—	(1,403)	—	—	66,043
Woori Service Networks Co., Ltd.	108	—	—	—	—	108
Woori Private Equity Fund	13,772	—	(1,591)	(884)	—	11,297
Korea Credit Bureau	2,215	—	—	—	—	2,215
Korea Finance Security Co., Ltd.	3,337	—	—	—	—	3,337
United PF 1st Corporate financial stability	191,617	—	—	—	—	191,617
Chin Hung International Inc.	60,275	—	—	(22,259)	—	38,016
Phoenix Digital Tech Co., Ltd.	538	—	(538)	—	—	—
Poonglim Industrial Co., Ltd.	9,543	—	—	(1,949)	—	7,594
STX Engine Co., Ltd.	47,008	—	—	(31,046)	—	15,962
SamHo Co., Ltd.	7,492	—	—	—	—	7,492
Force TEC Co., Ltd.	34	—	(34)	—	—	—
STX Co., Ltd.	—	—	—	(27,904)	42,215	14,311
Osung LST Co., Ltd.	—	—	—	—	15,405	15,405
Woori FIS (*2)	—	35,362	—	—	—	35,362
Woori Private Equity (*2)	—	43,227	—	—	—	43,227
Woori Finance Research Institute (*2)	—	3,364	—	—	—	3,364
Woori Card (*2)	—	1,174,260	—	—	—	1,174,260
Woori Investment Bank (*2)	—	79,992	—	—	—	79,992

	2,109,453	1,458,621	(36,551)	(84,042)	171,555	3,619,036

	For the year ended December 31, 2013
Investee	January 1, 2013	Acquisitions	Disposals	Impairment	Transfer	December 31, 2013
Woori Credit Information Co., Ltd.	24,666	—	—	—	—	24,666
Woori America Bank	202,371	—	—	—	—	202,371
P.T. Bank Woori Indonesia	123,120	—	—	—	—	123,120
Woori Global Markets Asia Ltd.	60,773	53,085	—	—	—	113,858
Woori Bank China Limited	401,621	—	—	—	—	401,621
Zao Woori Bank	20,196	31,584	—	—	—	51,780
Woori Brazil Bank	25,996	18,049	—	—	—	44,045
Korea BTL Infrastructure Fund	581,322	68,400	(1,118)	—	—	648,604
Woori Fund Service Co., Ltd.	3,000	—	—	—	—	3,000
Kumho Tires Co., Ltd.	113,204	—	(20,201)	—	—	93,003
Woori Blackstone Korea Opportunity Private Equity Fund 1st	90,298	—	(22,852)	—	—	67,446
Woori Service Networks Co., Ltd.	108	—	—	—	—	108
Woori Private Equity Fund	19,679	—	(3,355)	(2,552)	—	13,772
Korea Credit Bureau Co., Ltd.	2,215	—	—	—	—	2,215
Korea Finance Security Co., Ltd.	3,337	—	—	—	—	3,337
United PF 1st Corporate Financial Stability	191,617	—	—	—	—	191,617
Chin Hung International Inc.	60,275	—	—	—	—	60,275
Phoenix Digital Tech Co., Ltd.	538	—	—	—	—	538

	For the year ended December 31, 2013
Investee	January 1, 2013	Acquisitions	Disposals	Impairment	Transfer	December 31, 2013
Poonglim Industrial Co., Ltd.	14,477	—	(39)	(4,374)	(521)	9,543
STX Engine Co., Ltd.	—	—	—	—	47,008	47,008
Samho International Co., Ltd.	—	—	—	—	7,492	7,492
Force TEC Co., Ltd.	—	—	—	—	34	34

	1,938,813	171,118	(47,565)	(6,926)	54,013	2,109,453

(*1)	During the year ended December 31, 2014, the transfer occurred through the merger between Indonesia Woori Bank and Saudara Bank.
(*2)	During the year ended December 31, 2014, the investment in subsidiaries that were previously held by Woori Finance Holdings was transferred through the merger between the Bank and Woori Finance Holdings.

14. INVESTMENT PROPERTIES

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Acquisition cost	369,958	348,122
Accumulated depreciation	(19,173)	(14,429)

Net carrying value	350,785	333,693

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2014	2013
Beginning balance	333,693	340,825
Depreciation	(3,697)	(3,411)
Impairment loss	—	(117)
Transfers	21,760	—
Transfers to assets held for sale	—	(3,594)
Foreign currencies translation adjustments	31	(10)
Other changes	(1,002)	—

Ending balance	350,785	333,693

(3)	Fair value of investment properties is amounting to 382,596 million Won and 340,591 million Won as of December 31, 2014 and 2013, respectively. The fair value of investment property, based on the assessment that was independently performed by external appraisal agencies is classified as level 3 on the fair value hierarchy as of December 31, 2014 and 2013.

(4)	Rental fee earned from investment properties is amounting to 14,950 million Won and 14,808 million Won as of December 31, 2014 and 2013, respectively.

15. PREMISES AND EQUIPMENT

(1)	Details of premises and equipment are as follows (Unit: Korean Won in millions):

	December 31, 2014
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Acquisition cost	1,498,917	800,897	393,731	346,778	96	3,040,419
Accumulated depreciation	—	(107,024)	(301,116)	(283,829)	—	(691,969)

Net carrying value	1,498,917	693,873	92,615	62,949	96	2,348,450

	December 31, 2013
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Acquisition cost	1,511,325	791,057	370,464	319,875	31	2,992,752
Accumulated depreciation	—	(90,030)	(282,514)	(266,377)	—	(638,921)

Net carrying value	1,511,325	701,027	87,950	53,498	31	2,353,831

(2)	Details of changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Beginning balance	1,511,325	701,027	87,950	53,498	31	2,353,831
Acquisitions	1,206	24,888	37,794	27,739	818	92,445
Disposals	—	—	(322)	(902)	(314)	(1,538)
Depreciation	—	(23,165)	(33,136)	(23,894)	—	(80,195)
Classified to assets held- for-sale	(2,020)	(4,817)	—	—	—	(6,837)
Foreign currencies translation adjustments	20	6	46	258	(439)	(109)
Transfers	(11,614)	(10,146)	—	—	—	(21,760)
Others	—	5,987	189	6,250	—	12,426
Acquisitions through business combination	—	93	94	—	—	187

Ending balance	1,498,917	693,873	92,615	62,949	96	2,348,450

	For the year ended December 31, 2013
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Beginning balance	1,516,964	702,796	92,858	51,788	3,680	2,368,086
Acquisitions	618	18,549	30,421	18,914	3,276	71,778
Disposals	(2,809)	(353)	(1,806)	(981)	(1)	(5,950)
Depreciation	—	(24,176)	(32,274)	(25,810)	—	(82,260)
Classified to assets held- for-sale	(955)	(1,834)	—	—	—	(2,789)
Foreign currencies translation adjustments	(6)	(33)	242	341	(4)	540
Transfers	—	6,920	—	—	(6,920)	—
Others	—	—	—	9,568	—	9,568
Spin-off of credit card operation	(2,487)	(842)	(1,491)	(322)	—	(5,142)

Ending balance	1,511,325	701,027	87,950	53,498	31	2,353,831

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2014
	Industrial property rights	Development cost	Others	Membership deposits	Total
Cost of purchases or appraised value	520	15,323	361,541	11,522	388,906
Accumulated depreciation	(214)	(13,081)	(330,132)	—	(343,427)
Accumulated impairment losses	—	—	—	(2,293)	(2,293)

Net carrying value	306	2,242	31,409	9,229	43,186

	December 31, 2013
	Industrial property rights	Development cost	Others	Membership deposits	Total
Cost of purchases or appraised value	397	17,601	340,968	10,990	369,956
Accumulated depreciation	(164)	(12,374)	(286,056)	—	(298,594)
Accumulated impairment losses	—	—	—	(1,368)	(1,368)

Net carrying value	233	5,227	54,912	9,622	69,994

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014
	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	233	5,227	54,912	9,622	69,994
Acquisitions	85	4,575	16,795	603	22,058
Disposals	—	—	—	(55)	(55)
Amortization	(56)	(724)	(44,060)	—	(44,840)
Impairment loss	—	—	—	(943)	(943)
Foreign currencies translation adjustments	—	1	13	2	16
Others	—	(6,837)	3,749	—	(3,088)
Acquisition through business combination	44	—	—	—	44

Ending balance	306	2,242	31,409	9,229	43,186

	For the year ended December 31, 2013
	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	166	1,919	91,595	8,439	102,119
Acquisitions	121	5,263	9,189	3,380	17,953
Disposals	—	(981)	(754)	(617)	(2,352)
Amortization	(50)	(973)	(41,682)	—	(42,705)
Impairment loss	—	—	—	(780)	(780)
Foreign currencies translation adjustments	(1)	(1)	(6)	(16)	(24)
Credit card division spin-off	(3)	—	(3,430)	(784)	(4,217)

Ending balance	233	5,227	54,912	9,622	69,994

17.	ASSETS HELD FOR SALE

Assets held for sale is as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Premises and equipment	6,837	587

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		December 31, 2014
		Collateral given to	Amount	Reason for collateral
Due from banks		Korea Investment & Securities Co., Ltd. and others	95,521	Margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Daewoo Securities Co., and others	301,169	Collaterals for customer RP
AFS financial assets	Korean treasury and government agencies bonds	Banco Bilbao Vizcaya Argentaria	43,597	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	Bank of Korea and others	2,049,997	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	650,937	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	Bank of Korea and others	3,061,306	Settlement risk and others

		Total	6,202,527

		December 31, 2013
		Collateral given to	Amount (*1)	Reason for collateral
Due from banks		Samsung Securities Co., Ltd. and others	8,229	Margin deposit and others
Financial assets at FVTPL	Financial institutions debt securities and others	Korea Securities Depository and others	176,298	Substitute securities
AFS financial assets	Korean treasury and government agencies bond	Nomura Securities Co., Ltd. and others	126,589	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	Bank of Korea and others	2,274,374	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	651,582	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	Bank of Korea and others	2,725,710	Settlement risk and others

		Total	5,962,782

(*)	The Bank has the agreements to repurchase the sold assets as the pre-determined price or the price which include the rate of return and provide the guarantee on the assets. The transferee has the right to sale or to provide as guarantee. Therefore the Bank does not derecognize the assets, but recognizes the relevant amounts as liability (bond sold under repurchase agreements).

(2)	There is no asset which the Bank has acquired through foreclosure for the years ended December 31, 2014 and 2014.

(3)	Loaned securities are as follows (Unit: Korean Won in millions):

		December 31, 2014	December 31, 2013	Loaned to
Financial assets at FVTPL	Korean securities	14,737	33,084	Samsung Securities and others
AFS financial assets	Korean treasury and government agencies bonds	686,096	240,034	Korea Securities Depository and others

Total		700,833	273,118

Loaned securities are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Bank does not derecognize these securities, there are no liabilities relates to loaned securities.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held can be disposed and re-subjected to lien regardless of defaults of counterparties as of December 31, 2014 and 2013 are as follows (Unit: Korean Won in millions):

	December 31, 2014
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	6,790,215	-

	December 31, 2013
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	4,830,746	-

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Prepaid expenses	120,416	148,185
Advance payments	347	—
Others	3,949	3,451

	124,712	151,636

20.	FINANCIAL LIABILITY AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Financial liabilities held for trading	2,148,786	2,104,853
Financial liabilities designated at FVTPL	521,572	525,568

	2,670,358	2,630,421

(2)	Financial liabilities held-for-trading are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Deposits:
Gold banking liabilities	13,927	9,254
Derivative liabilities:	2,134,859	2,095,599

	2,148,786	2,104,853

(3)	Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Compound financial instruments:
Equity	362,308	342,409
Debentures:
Debentures in local currency	97,590	125,529
Debentures in foreign currencies	61,674	57,630

	521,572	525,568

(4)	Credit risk adjustments to financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Financial liabilities designated at FVTPL	521,572	525,568
Changes in fair value for credit risk adjustments	(2,612)	(2,850)
Accumulated changes in credit risk adjustments	(45,561)	(43,531)

Credit risk adjustments are applied to reflect the Bank’s own credit risk when measuring derivative liabilities at fair value. The methodology to determine the adjustment incorporates the Bank’s credit spread as observed through credit ratings.

(5)	The difference between financial liabilities at FVTPL’s carrying amount and nominal amount at maturity are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Carrying amount	521,572	525,568
Face amount at maturity	623,461	644,271

	(101,889)	(118,703)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits by interest type are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Deposits in local currency:
Deposits on demand:	10,092,782	11,713,507
Deposits at termination	161,812,324	146,686,297
Mutual installment	46,072	53,189
Certificate of deposits	740,090	3,297,551

Sub-total	172,691,268	161,750,544

Deposits in foreign currencies:	8,602,319	8,161,959
Present value discount	(5,143)	(42,309)

Total	181,288,444	169,870,194

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings as are as follows (Unit: Korean Won in millions):

	December 31, 2014
	Lender	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	BOK	0.5 ~ 1.0	803,317
Borrowing from government funds	Small & medium Business Corporation and others	0.0 ~ 3.5	1,680,175
Others	The Korea Development Bank and others	0.0 ~ 3.8	3,570,929

			6,054,421

Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.3 ~ 3.7	7,853,199
Offshore borrowings in foreign currencies	Barclays Bank PLC	0.5	17,375

			7,870,574

Bills sold	Others	0.0 ~ 2.6	87,692
Call-money	Banks and others	0.0 ~ 3.9	1,699,471
Bonds sold under repurchase agreements	Others	1.3 ~ 10.6	427,473
Present value discount			(102)

			16,139,529

	December 31, 2013
	Lender	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	BOK	0.5 ~ 1.0	513,841
Borrowing from government funds	Small & medium Business Corporation and others	0.0 ~ 3.5	1,790,146
Others	Seoul Metropolitan Government and others	0.0 ~ 3.8	2,767,614

			5,071,601

Borrowings in foreign currencies	Bank of Communications and others	0.0 ~ 12.0	6,189,500
Offshore borrowings in foreign currencies	Toronto Dominion Bank SG	0.8	21,106

			6,210,606

Bills sold	Others	0.0 ~ 2.7	111,096
Call-money	Banks and others	0.0 ~ 5.5	4,825,580
Bonds sold under repurchase agreements	Others	1.4 ~ 21.2	493,642
Present value discount			(856)

			16,711,669

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	December 31, 2014		December 31, 2013
	Interest rate (%)	Amount	Interest rate (%)	Amount
Carrying value of bond:
Ordinary bonds	0.8 ~ 10.5	14,855,070	0.8 ~ 10.5	9,926,206
Subordinated bonds	3.4 ~ 10.3	6,210,689	3.4 ~ 10.3	6,160,786

		21,065,759		16,086,992

Discount on bonds		(67,718)		(51,025)

		20,998,041		16,035,967

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Asset retirement obligation	27,574	21,759
Provisions for guarantees (*1)	527,659	526,768
Provisions for unused commitments	57,422	67,269
Other provisions (*2)	54,631	25,663

	667,286	641,459

(*1)	Provisions for guarantee include provision for financial guarantee of 178,515 million Won and 149,352 million Won as of December 31, 2014 and 2013, respectively.
(*2)	Other provisions consist of provision for litigation, provision for loss recovery, and others.

(2)	Changes in provision except asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014
	Provision for guarantees	Provision for unused commitments	Other provisions	Total
Beginning balance	526,768	67,269	25,663	619,700
Provisions provided	36,291	—	41,202	77,493
Provisions used	(38,230)	13	(12,234)	(50,451)
Reversal of unused amount	(28,293)	(9,860)	—	(38,153)
Others	31,123	—	—	31,123

Ending balance	527,659	57,422	54,631	639,712

	For the year ended December 31, 2013
	Provision for guarantees	Provision for unused commitments	Provision for credit card point	Other provisions	Total
Beginning balance	433,454	138,324	6,416	13,531	591,725
Provisions provided (*)	92,618	191	6,173	24,629	123,611
Provisions used	1,073	(54)	(5,157)	(2,233)	(6,371)
Reversal of unused amount	—	(7,726)	—	—	(7,726)
Spin-off of credit card operation	(377)	(63,466)	(7,432)	(10,264)	(81,539)

Ending balance	526,768	67,269	—	25,663	619,700

(*)	Includes the provision provided, 10,343 million Won, which was classified to net income (loss) from discontinued operations at the end of 2013.

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Beginning balance	21,759	13,427
Provisions provided	929	909
Provisions used	(719)	(397)
Amortization	514	38
Reversal of unused amount	(127)	—
Changes in recovery cost	3,667	8,659
Spin-off of credit card operation	—	(877)
Others	1,551	—

Ending balance	27,574	21,759

24.	NET DEFINED BENEFIT LIABILITY

The Bank’s defined benefit plans characteristics are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. Plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Bank exposed to various risks through Defined Benefit Retirement Pension Plan, and the most significant risks are as follows:

Volatility of asset

The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate. The plan assets include equity instruments and are exposed to volatility and risks.

Decrease in profitability of blue chip bonds

A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit liabilities.

Risk of inflation

Most defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases. However, some plan assets are not influenced by (fixed rate obligation instruments) or slightly influenced by (equity instruments) an inflation rate.

(1)	The net defined benefit liability is as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Defined benefit obligation	642,034	468,359
Fair value of plan assets	(598,653)	(431,782)

Net defined benefit liabilities	43,381	36,577

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Beginning balance	468,359	381,277
Current service cost	107,846	108,479
Interest cost	19,497	14,189
Remeasurements	69,842	(9,801)
Foreign currencies translation adjustments	(139)	2,877
Retirement benefit paid	(21,712)	(24,677)
Curtailment or settlement	(5,570)	(3,985)
Increase due to business combination	3,895	—
Others	16	—

Ending Balance	642,034	468,359

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Beginning balance	431,782	318,153
Interest income	20,210	13,796
Remeasurements	(5,303)	(1,291)
Employer’s contributions	174,000	124,300
Retirement benefit paid	(18,510)	(18,485)
Settlement	(5,525)	(3,725)
Increase due to business combination	3,016	—
Others	(1,017)	(966)

Ending balance	598,653	431,782

(4)	Plan assets mainly consist of deposits that represent 100% and 91.36% of plan assets as of December 31, 2014 and 2013, respectively. Among plan assets, realized returns on plan assets amount to 14,907 million Won and 12,505 million Won for the years ended December 31, 2014 and 2013, respectively.

It is expected that the Bank shall contribute 119,447 million Won for the plan for the year ended December 31, 2015.

(5)	Current service cost, net interest expense, past service cost, loss on the curtailment or settlement and remeasurements recognized in the consolidated statements of net income and total comprehensive income are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Current service cost	107,846	108,479
Net interest expense	(713)	393
Loss on the curtailment or settlement	(45)	(260)
Reclassification to discontinued operations	—	(1,274)
Cost recognized in net income	107,088	107,338
Remeasurements	75,145	(8,510)

Cost recognized in total comprehensive income	182,233	98,828

Retirement benefit service costs related to defined contribution plans are recognized 2,668 million Won and 2,495 million Won for the years ended December 31, 2014 and 2013, respectively.

(6)	Key actuarial assumptions used in defined benefit liability assessment are as follows:

	December 31, 2014	December 31, 2013
Discount rate	3.29%	4.28%
Future wage growth rate	5.74%	5.72%
Retirement rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		December 31, 2014	December 31, 2013
Discount rate	Increase by 1% point	(62,202)	(43,196)
	Decrease by 1% point	71,592	50,652
Future wage growth rate	Increase by 1% point	71,330	51,133
	Decrease by 1% point	(63,122)	(44,336)

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Other financial liabilities:
Accounts payable	3,786,316	7,720,181
Accrued expenses	2,188,678	2,161,595
Borrowing from trust accounts	3,536,450	3,499,384
Agency business revenue	433,594	406,576
Foreign exchanges remittances	363,618	612,438
Domestic exchanges payable	3,380,722	2,869,720
Other financial liabilities	2,168,203	1,895,251
Present value discount	(522)	(2,651)

	15,857,059	19,162,494

Other liabilities:
Unearned income	55,073	57,165
Other miscellaneous liabilities	234,497	240,730

	289,570	297,895

	16,146,629	19,460,389

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2014
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For trading
Interest rate:
Swaps	105,780,686	182,990	1,097,849	1,140,881
Long options	1,658,180	—	11,985	—
Short options	1,788,180	—	—	10,638
Currency:
Futures	347,303	—	—	—
Forwards	38,604,890	—	411,392	338,744
Swaps	20,891,032	—	503,832	572,986
Long options	1,433,050	—	45,618	—
Short options	1,614,028	—	—	18,176
Equity:
Futures	46,400	—	—	—
Long options	344,443	13,071	1,010	—
Short options	767,978	—	—	18,989
Others:
Futures	592	—	—	—
Swaps	53,035	—	4,481	4,468
Long options	249,081	—	29,876	—
Short options	261,883	—	—	29,977

	173,840,761	196,061	2,106,043	2,134,859

	December 31, 2013
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Swaps	122,063,159	131,386	996,377	13	1,025,349
Long options	737,963	—	11,355	—	—
Short options	2,722,963	—	—	—	8,570
Currency:
Futures	1,404,267	—	—	—	—
Forwards	27,888,608	—	346,076	—	368,070
Swaps	19,642,395	—	713,975	—	655,134
Long options	642,132	—	51,496	—	—
Short options	644,770	—	—	—	8,391
Equity:
Futures	54,126	—	—	—	—
Long options	464,827	24	54,749	—	—
Short options	1,065,422	—	—	1,772	27,173
Others:
Futures	660	—	—	—	—
Forwards	12,607	—	268	—	507
Swaps	160,429	—	2,496	—	2,356
Short options	8,346	—	—	—	49

	177,512,674	131,410	2,176,792	1,785	2,095,599

Derivatives held-for-trading purpose classified into financial assets or liabilities at FVTPL (Notes 7 and 20) and derivatives for hedging are stated in a separate line item of the separate statements of financial position.

(2)	Gains or losses from valuation of financial instruments under hedge accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2014	2013
Gains or losses from hedged items	(64,159)	114,052
Gains or losses from hedging instruments	63,442	(108,289)

27.	DAY 1 PROFITS AND LOSSES

Changes in deferred day 1 profits and losses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Beginning balance	6,256	3,178
New transactions	13,367	6,999
Amounts recognized in profits and losses	(6,124)	(3,921)

Ending balance	13,499	6,256

In case some variables to measure fair values of financial instruments were not observable or available in the market, valuation techniques were utilized to determine fair value of such instruments. These financial instruments are recorded at their fair values at the time of purchase even though there were differences noted on the transaction price and fair value obtained from valuation techniques. The table above shows the differences yet to be recognized in net income.

28.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of authorized shares and others are as follows:

	December 31, 2014	December 31, 2013
Authorized shares of common stock	5,000,000,000 Shares	3,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Issued shares of common stock	676,278,371 Shares	596,690,380 Shares

(2)	Changes in numbers of issued shares of common stock are as follows (Unit: Shares).

	December 31, 2014	December 31, 2013
	Common stock	Common stock	Preferred stock
Beginning balance	596,690,380	695,956,580	70,000,000
Spin-off of credit card operation	—	(153,797,130)	(15,469,070)
Changes of preferred stock	—	54,530,930	(54,530,930)
Changes due to the Merger	79,587,991	—	—

Ending balance	676,278,371	596,690,380	—

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Capital in excess of par value	269,533	269,535
Other capital surplus	—	463,003

Total	269,533	732,538

(*)	In respect of the merger with Woori Finance Holdings, other capital surplus as of December 31, 2013 was offset with other capital adjustments, thus became nil. (Note 30)

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as owners’ equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rates (%)	December 31, 2014	December 31, 2013
Local currency	2008.06.20	2038.06.20	7.7	255,000	255,000
	2009.03.31	2039.03.31	6.7	—	500,000
	2011.11.22	2041.11.22	5.9	310,000	—
	2012.03.08	2042.03.08	5.8	190,000	—
	2013.04.25.	2043.04.25	4.4	500,000	500,000
	2013.11.13	2043.11.13	5.7	200,000	200,000
	2014.12.12	2044.12.12	5.2	160,000	—
Foreign currency	2007.05.02	2037.05.02	6.2	930,900	930,900
Issuance cost				(7,077)	(5,103)

Total				2,538,823	2,380,797

With respect to the hybrid securities issued, the contractual agreements allow the Bank to indefinitely extend the maturity date and defer the payment of interest. If the Bank makes a resolution not to pay dividends on ordinary stock, and then, the Bank is exonerated from interest payment on the hybrid securities.

30.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Accumulated other comprehensive income:
Gain on available-for-sale financial assets	282,864	226,978
Loss on foreign currency translation for foreign operations	(20,109)	(27,578)
Remeasurement of the net defined benefit liability	(114,043)	(55,575)

Sub-total	148,712	143,825

Treasury shares (*)	(37,594)	—
Other capital adjustments	(806,640)	—

Total	(695,522)	143,825

(*)	The Bank succeeded the treasury stocks that were previously held by Woori Finance Holdings through the merger with the company.

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014
	Beginning balance	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	Ending balance
Gain (loss) on available-for-sale financial assets	226,978	167,863	(94,134)	(17,843)	282,864
Gain (loss) on foreign currency translation of foreign operations	(27,578)	9,853	—	(2,384)	(20,109)
Remeasurement of the net defined benefit liability	(55,575)	(77,134)	—	18,666	(114,043)

Total	143,825	100,582	(94,134)	(1,561)	148,712

	For the year ended December 31, 2013
	Beginning balance	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	Ending balance
Gain (loss) on available-for-sale financial assets	211,938	59,617	(39,776)	(4,801)	226,978
Gain (loss) on foreign currency translation of foreign operations	(17,442)	(13,371)	—	3,235	(27,578)
Remeasurement of the net defined benefit liability	(62,246)	8,801	—	(2,130)	(55,575)

Total	132,250	55,047	(39,776)	(3,696)	143,825

31.	RETAINED EARNINGS

(1)	Changes in retained earnings are as follows (Unit: Korean Won in millions):

		December 31, 2014	December 31, 2013
Legal reserve	Legal reserve	1,463,754	1,423,754
	Other legal reserve	41,472	40,123

	Sub-total	1,505,226	1,463,877

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	8,134,544	7,914,544
	Regulatory reserve for credit loss	1,193,393	1,297,123
	Revaluation reserve	760,455	761,650
	Other voluntary reserve	11,700	11,700

	Sub-total	10,343,492	10,228,417

Retained earnings before appropriation		513,461	321,139

Total		12,362,179	12,013,433

i.	Legal reserve

In accordance with the Act of Banking Law, legal reserve are appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh, and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Tax Exemption and Reduction Control Law, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

iv.	Reserve for financial structure improvement

In 2002, the Finance Supervisory Services recommended banks in Korea to appropriate at least ten percent of net income after accumulated deficit for financial structure improvement, until simple capital ratio equals 5.5 percent. This reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital.

v.	Additional reserve and other voluntary reserve

Additional reserve and other voluntary reserve were appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions under RSBB, the Bank discloses such short fall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the board of directors to be the recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting K-IFRS.

(2)	Statements of appropriations of retained earnings (plan) are as follows(Unit: Korean Won in millions):

	2014	2013
Unappropriated retained earnings:
Beginning of year	714	62,978
Net income	646,298	394,333
Dividend on hybrid equity securities	(133,551)	(136,172)

	513,461	321,139

Transfer from retained earnings:
Provision of revaluation excess	90	1,194
Regulatory reserve for credit loss	—	103,730
Additional reserve	885,440	—

	885,530	104,924

Appropriation of retained earnings:
Legal reserve	65,000	40,000
Regulatory reserve for credit loss	189,050	—
Other reserve	1,661	1,349
Cash dividend (Dividend per share (%)) (2014: Common stock 500 Won (10.0%), 2013: Common stock 275 Won (5.5%)	336,635	164,000
Merger losses	806,640	—
Additional reserve	—	220,000

	1,398,986	425,349

Unappropriated retained earnings to be carried forward to next year	5	714

(3)	The changes in retained earnings as of December 31, 2014 and 2013 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Beginning balance	12,013,433	12,040,325
Net income	646,298	394,333
Dividends	(164,000)	(304,428)
Dividends on hybrid securities	(133,551)	(5,050)
Credit card division spin-off	—	(111,747)
Others	(1)	—

Ending balance	12,362,179	12,013,433

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Article 29 of the RSBB, if the estimated provisions for credit loss under K-IFRS for the accounting purpose are lower than those in accordance with the provisions under the RSBB, the Bank shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Beginning	1,193,393	1,297,123
Planned reversal of regulatory reserve (reverse) for credit loss	189,050	(103,730)

Ending	1,382,443	1,193,393

(2)	Planned reserves provided, adjusted net income after the planned reserves provided and adjusted earnings per share after the planned reserves provided are as follows (Unit: Korean Won in millions, except for earnings per share amount):

	For the years ended December 31
	2014	2013
Net income	646,298	394,333
Provision (reversal) of regulatory reserve for credit loss	189,050	(103,730)
Adjusted net income after the provision (reversal) of regulatory reserve	457,248	498,063
Adjusted EPS after the provision (reversal) of regulatory reserve	532	592

33.	DIVIDENDS

The Bank is to pay out 336,635 million Won (500 Won per share) as dividend for the year ended December 31, 2014, and it will be reviewed and approved at the shareholders’ meeting on March 27, 2015. As such, the separate statement of financial position as of December 31, 2014 does not incorporate such unpaid dividend.

34.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Financial assets at FVTPL	25,935	71,108
AFS financial assets	289,788	318,186
HTM financial assets	440,092	481,704
Loans and receivables:
Interest on due from banks	72,853	80,146
Interest on loans	7,548,564	7,785,027
Interest of other receivables	41,699	47,178

Sub-total	7,663,116	7,912,351

Total	8,418,931	8,783,349

(2)	Interest expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Interest on deposits due to customers	3,342,973	3,557,527
Interest on borrowings	203,363	210,799
Interest on debentures	657,202	687,090
Other interest expense	124,615	137,457

	4,328,153	4,592,873

35.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income occurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Commission received (*)	724,059	717,595
Commission received for provision of guarantee	81,611	97,363
Commission received on project financing	12,717	12,697
Commission received on debit card	28	34
CMA management charges	—	789
Commission received on securities	60,413	62,776
Other commission received	48,825	44,639

	927,653	935,893

(*)	Commission received include agency commission, fees income from electronic finance, fees income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Details of fees and commissions expenses occurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Fees paid	100,077	97,344
Credit card commission	89	64
Others	32,195	48,604

	132,361	146,012

36.	DIVIDEND INCOME

Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Financial assets at FVTPL	2,700	7,062
AFS financial assets	180,752	76,140

	183,452	83,202

37.	GAINS (LOSSES) ON FINANCIAL ASSETS AT FVTPL

(1)	Details of gains or losses related to financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Gains (losses) on financial assets held for trading	141,396	153,892
Gains (losses) of financial assets designated at FVTPL	28,141	(5,416)

	169,537	148,476

(2)	Details of gains or losses on financial assets held for trading are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2014	2013
Financial Assets at FVTPL	Securities	Gain on valuation	11,224	5,816
		Gain on disposals	27,089	40,466
		Loss on valuation	(16,988)	(11,883)
		Loss on disposals	(40,804)	(51,730)

		Sub-total	(19,479)	(17,331)

	Other financial assets	Gain on valuation	3,878	6,296
		Gain on disposals	763	825
		Loss on valuation	(4,315)	(6,612)
		Loss on disposals	(509)	(350)

		Sub-total	(183)	159

		Total	(19,662)	(17,172)

Derivatives (for trading)	Interest rates derivatives	Gain on transactions and valuation	1,218,702	1,287,169
		Loss on transactions and valuation	(1,260,971)	(1,285,761)

		Sub-total	(42,269)	1,408

	Currencies derivatives	Gain on transactions and valuation	2,646,502	3,569,968
		Loss on transactions and valuation	(2,466,429)	(3,389,345)

		Sub-total	180,073	180,623

	Equity derivatives	Gain on transactions and valuation	66,835	59,173
		Loss on transactions and valuation	(43,761)	(70,642)

		Sub-total	23,074	(11,469)

	Other derivatives	Gain on transactions and valuation	42,005	10,701
		Loss on transactions and valuation	(41,825)	(10,199)

		Sub-total	180	502

		Total	161,058	171,064

	Total		141,396	153,892

(3)	Details of gains or losses of financial instrument at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Gain (loss) on compound financial instruments:
Gain (loss) on disposals of compound financial instruments	7,575	(7,842)
Gain (loss) on valuation of compound financial instruments	9,709	(625)

	17,284	(8,467)

Gain (loss) on other financial instruments:
Gain (loss) on valuation of other financial instruments	10,857	3,051

	28,141	(5,416)

38.	GAINS OR LOSSES ON AFS FINANCIAL ASSETS

Details of gains or losses on AFS financial assets recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Gain on transactions of securities:	160,353	67,426
Impairment loss:	(252,732)	(128,951)

	(92,379)	(61,525)

39.	IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Impairment losses on loans and receivables, guarantees and loan commitments recognized for credit loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Provision due to credit loss	(930,354)	(2,003,452)
Provision on guarantee	(7,998)	(92,618)
Reversal of provision on loan commitment	9,860	11,705

	(928,492)	(2,084,365)

40.	OTHER NET OPERATING INCOMES (EXPENSES)

(1)	Details of general and administrative expenses are as follows (Unit: Korean Won in millions):

		For the years ended December 31
		2014	2013
Salaries	Short-term salaries	1,045,752	1,024,644
	Employee benefits	326,787	313,252
	Retirement benefit service costs	109,756	109,830
	Termination	67,708	53,016

	Sub-total	1,550,003	1,500,742

Depreciation and amortization		125,035	124,165
Other general and administrative expenses	Rent	220,661	189,217
	Taxes and public dues	88,611	97,524
	Service fees	200,267	191,111
	Computer related expenses	254,194	235,336
	Communications	30,708	30,661
	Operating promotion expenses	39,847	40,057
	Advertising expenses	39,285	39,785
	Printings	9,428	8,168
	Travel	5,798	5,221
	Supplies	5,650	5,491
	Insurance	4,185	2,852
	Reimburse	17,141	14,249
	Maintenance	13,281	12,440
	Water, light and heating	14,029	13,943
	Vehicle maintenance	9,340	10,075
	Others	27,694	30,585

	Sub-total	980,119	926,715

	Total	2,655,157	2,551,622

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Gain on transactions of foreign exchange	1,760,455	2,121,837
Gain on disposals of loans	123,840	93,205
Gain on derivatives	84,533	11,487
Gain on fair value hedging derivatives	23,317	127,558
Others (*)	102,668	267,694

	2,094,813	2,621,781

(*)	Income related to 102,541 million Won and 215,845 million Won as of December 31, 2014 and 2013, respectively, the Bank is to receive from other creditor financial institutions is included in accordance with the creditor financial institutions committee agreement.

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Loss on transactions of foreign exchange	1,791,610	2,013,087
Deposit insurance premium	256,445	234,134
Contribution to miscellaneous funds	336,157	324,458
Loss on disposals of loans	30,480	22,255
Loss on derivatives	21,091	119,776
Loss on fair value hedging derivatives	87,476	13,505
Others (*)	263,691	64,166

	2,786,950	2,791,381

(*)	Expenses related to 218,072 million Won and 35,085 million Won as of December 31, 2014 and 2013, respectively, the Bank is to carry out a payment to other creditor financial institutions is included in accordance with the creditor financial institutions committee agreement.

41.	OTHER NON-OPERATING INCOMES (EXPENSES)

(1)	Details of gain or loss on valuation of investments in subsidiaries and associates are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Impairment loss	(84,042)	(6,926)

(2)	Details of other non-operating income (expenses) recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Other non-operating income	175,360	181,077
Other non-operating expenses	(119,233)	(80,524)

Total	56,127	100,553

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Rental fee income	16,406	16,760
Gain on disposals of investment in subsidiaries and associates	35,464	24,529
Dividend income of investments in subsidiaries and associates	36,236	39,111
Gain on transactions of premises and equipment intangible assets and investment properties	490	8,319
Reversal of impairment of premises and equipment intangible assets and investment properties	325	46
Others	86,439	92,312

Total	175,360	181,077

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Depreciation of investment properties	3,697	3,411
Interest expenses of rent leasehold deposits	1,455	1,954
Loss on disposals of investments in subsidiaries and associates	1,998	—
Loss on disposals of premises and equipment intangible assets and investment properties	921	621
Impairment loss on premises and equipment intangible assets and investment properties	1,268	937
Donation	50,185	47,528
Others	59,709	26,073

Total	119,233	80,524

42.	INCOME TAX EXPENSE

(1)	Details of income tax expense are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Current tax expense
Current tax expense in respect of the current year	430,063	44,589
Adjustments recognized in the current period in relation to the current tax of prior periods	(4,689)	(7,502)

Sub-total	425,374	37,087

Deferred tax expense
Deferred tax expense (benefit) relating to the origination and reversal of temporary differences	(226,651)	54,367
Deferred tax charged directly to equity	(2,042)	(8,350)

Sub-total	(228,693)	46,017

Income tax expense	196,681	83,104

Income tax expense for continuing operations	196,681	73,693
Income tax expense for discontinued operations	—	9,411

(2)	Income tax expense can be reconciled to net income is as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2014	2013
Net income before income tax expense	842,979	477,437
Income from continuing operations before income tax	842,979	438,550
Income from discontinued operations before income tax	—	38,887
Tax calculated at statutory tax rate (*)	203,539	115,078
Adjustments
Effect of income that is exempt from taxation	(36,212)	(35,651)
Effect of expenses that are not deductible in determining taxable profit	128,185	11,887
Effect of consolidated tax return	—	(15,969)
Adjustments recognized in the current period in relation to the current tax of prior periods	(4,689)	(7,502)
Others	(94,142)	15,261

Sub-total	(6,858)	(31,974)

Income tax expense	196,681	83,104

Income tax expense for continuing operations	196,681	73,693
Income tax expense for discontinued operations	—	9,411
Effective tax rate
Effective tax rate for continuing operations	23.3%	16.8%
Effective tax rate for discontinued operations	—	24.2%

(*)	2014 tax rates: The corporate tax rate is 11 % up to 200 million Won, 22 % over 200 million Won to 20 billion Won and 24.2 % over 20 billion Won.

(3)	Changes in cumulative temporary differences for the years ended December 31, 2014 and 2013 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014
	Beginning balance	Merger	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain (loss) on financial assets at FVTPL	232,966	—	176,239	—	409,205
Gain (loss) on valuation of derivatives	(40,091)	—	(8,132)	—	(48,223)
Accrued income	(65,653)	—	(9,449)	—	(75,102)
Provision for loan losses	557	—	138	—	695
Loan and receivables written off	8,022	—	(3,273)	—	4,749
Loan origination costs and fees	(71,833)	—	(16,661)	—	(88,494)
Defined benefit liability	97,524	751	26,876	18,185	143,336
Deposits with employee retirement insurance trust	(95,849)	(729)	(34,432)	—	(131,010)
Provisions for guarantees	91,334	—	(6,842)	—	84,492
Other provision	22,490	—	4,627	—	27,117
Others	(214,575)	1,887	99,603	(20,227)	(133,312)

Net deferred tax assets (liabilities)	(35,108)	1,909	228,694	(2,042)	193,453

	For the year ended December 31, 2013
	Beginning balance	Credit card division spin-off	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain (loss) on financial assets at FVTPL	219,418	9,253	4,295	—	232,966
Gain (loss) on valuation of derivatives	(74,485)	—	34,394	—	(40,091)
Accrued income	(67,329)	—	1,676	—	(65,653)
Provision for loan losses	—	—	557	—	557
Loan and receivables written off	8,438	—	(416)	—	8,022
Loan origination costs and fees	(55,887)	—	(15,946)	—	(71,833)
Defined benefit liability	76,306	(493)	23,841	(2,130)	97,524
Deposits with employee retirement insurance trust	(63,853)	465	(32,461)	—	(95,849)
Provisions for guarantees	75,382	(91)	16,043	—	91,334
Other provision	37,889	(19,641)	4,242	—	22,490
Others	(112,280)	(13,833)	(82,242)	(6,220)	(214,575)

Net deferred tax assets (liabilities)	43,599	(24,340)	(46,017)	(8,350)	(35,108)

(4)	Unrealizable temporary differences are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Deductible temporary differences	3,325,565	2,588,862
Taxable temporary differences	(167,211)	(6,365)

	3,158,354	2,582,497

(5)	Details of deferred tax relating to items that are recognized directly in equity are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Gain (loss) on valuation of AFS securities	(90,308)	(72,465)
Gain (loss) on foreign currency translation of foreign operations	6,420	8,804
Remeasurement of the net defined benefit liability	36,409	17,743

	(47,479)	(45,918)

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Current tax assets	1,058	134,691
Current tax liabilities	261,228	8,552

(7)	Deferred tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Deferred tax assets	193,453	—
Deferred tax liabilities	—	35,108

Net deferred tax assets (liabilities)	193,453	(35,108)

43.	EARNINGS PER SHARE (“EPS”)

(1)	Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS and number of shares):

	For the years ended December 31
	2014	2013
Net income attributable to common shareholders	646,298	394,333
Dividends to hybrid securities	(133,551)	(136,172)
Net income attributable to common shareholders	512,747	258,161
Net income from continuing operations	512,747	228,685
Net income from discontinued operations	—	29,476
Weighted average number of common shares outstanding	609 shares in million	611 shares in million
Basic Earnings Per Share	842	423
Basic Earnings Per Share for continuing operations	842	374
Basic Earnings Per Share for discontinued operations	—	49

(2)	Diluted EPS is calculated by reflecting the dilution effect to net income (Unit: Korean Won in millions, except for per share amounts)

	For the years ended December 31
	2014	2013
Diluted net income
Net income attributable to common shares	512,747	258,161
Income from continuing operations	512,747	228,685
Income from discontinued operations	—	29,476
Weighted average number of share for diluted EPS:	609 shares in million	638 shares in million
Weighted average number of common shares outstanding	609 shares in million	611 shares in million
Convertible preferred stock	—	27 shares in million

Diluted EPS	842	405
Continuing operation	842	358
Discontinued operation	—	47

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees which the Bank has provided to others are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Confirmed guarantees:
Guarantees for loans	109,213	144,967
Acceptances	594,837	704,831
Guarantees in acceptances of imported goods	126,279	151,327
Other confirmed guarantees	8,155,752	8,520,571

	8,986,081	9,521,696

Unconfirmed guarantees:
Local letters of credit	575,919	661,612
Letters of credit	4,343,689	4,622,538
Other unconfirmed guarantees	1,559,938	1,763,945

	6,479,546	7,048,095

Commercial paper purchase commitments and others	2,519,640	2,373,776

(2)	Details of loan commitments and others are as follow (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Loan commitments	65,854,389	64,541,953
Other commitments	2,006,976	1,983,573

(3)	Litigation case

a)	The Bank has filed and faced lawsuits as follows (Unit: Korean Won in millions):

	December 31, 2014
	As plaintiff	As defendant
Number of cases	86 case	257 case
Amount of litigation	817,094	290,778
Provisions for litigations		15,096

	December 31, 2013
	As plaintiff	As defendant
Number of cases	83 case	305 case
Amount of litigation	1,183,148	439,050
Provisions for litigations		19,910

a)	Consumer Dispute Resolution Committee in Korea advised domestic banks that they should return the mortgage placement cost which the banks had burdened to debtors when originating loans, but the banks, including Woori Bank, declined such arbitration. In respect of the case, the Bank has faced 44 cases of lawsuits as of December 31, 2014, and it is expected that would follow additional lawsuits in the foreseeable future. However, the Bank has determined it is not probable that an outflow of resources due to the lawsuits, it has not provided any provisions.

b)	As of December 31, 2014, the Bank, along with other 13 financial institutions including Seoul Guarantee Insurance, has filed a lawsuit against Samsung Group and its associates as defendant in respect of the claim of return of guaranteed fund which was related to the filing of court administration of Renault Samsung Motors. With respect to the lawsuit, on January 29, 2015, the supreme court of Korea made final judgment that the plaintiff should pay the guaranteed fund to the Bank and other financial institutions. The amount that the Bank is to be paid, 132,784 million Won, shall be recognized as gain in the year ended at December 31, 2015, in accordance with K-IFRS 1037 Provisions, Contingent liabilities and Contingent assets.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Bank and assets and liabilities recognized and major transactions with related parties during the current and prior period are as follows:

(1)	The related parties of the Bank as of December 31, 2014 are as follows:

Related parties
Ultimate controlling party (Government related entity)	KDIC

Joint ventures	Woori Renaissance Holdings

Subsidiaries

Woori Credit Information Co., Ltd., Woori America Bank, Woori Global Market Asia Ltd.,

Woori Bank China Limited, Zao Woori Bank, Indonesia Woori Saudara Bank(*),

Woori Brazil Bank, Korea BTL Infrastructure Fund, Woori Fund Service Co., Ltd.,

Woori Finance Cambodia, Woori FIS Co., Ltd., Woori Card Co., Ltd., Woori Private Equity Co., Ltd. Woori Finance Research Institute, Woori Investment Bank, Woori Private Equity Fund, Woori EL Co., Ltd., Woori Bank Principal and Interest Guaranteed Trust,

Woori Bank Principal Guaranteed Trust, Kumho Trust 1st Co., Ltd. and 15 SPCs,

Kiwoom Partner Plus 4th and 43 Beneficiary Certificates

Associates (*1)

Woori Blackstone Korea Opportunity Private Equity Fund 1, Korea Credit Bureau Co., Ltd.,

Phoenix Digital Tech Co., Ltd., Korea Finance Security Co., Ltd.,

Woori Service Networks Co., Ltd., Kumho Tires Co., Ltd.,

United PF 1st Corporate financial stability, Chin Hung International Inc.,

Poonglim Industrial Co., Ltd., Ansang Tech Co., Ltd.,

Hana Engineering & Construction Co., Ltd., STX Engine Co., Ltd.,

Samho International Co., Ltd., Force TEC Co., Ltd.,

Woori Columbus 1st Private Equity Fund, STX Corporation, Osung LST Co., Ltd.

Other related parties (*2)	Kyongnam Bank and subsidiaries, Kwangju Bank and subsidiaries, Woori Investment & Securities Co., Ltd., Woori Futures Co., Ltd., Woori Investment Securities (H.K.) LTD., Woori Investment Asia PTE LTD., Woori Investment Securities Int’l LTD., Woori Securities America, Inc., MARS Second Private Equity Fund, Woori F&I Co., Ltd., Woori AMC Co., Ltd, Woori FG Savings Bank, Woori Asset Management, Woori Financial, Woori Aviva Life Insurance, Woori F&I 7th Asset Securitization Specialty and 35 SPCs.

(*1)	On December 30, 2014, Indonesia Woori Bank, which was a consolidated subsidiary of the Bank, merged with Saudara Bank, and the bank changed its name into Indonesia Woori Saudara Bank.
(*2)	Excluded from the related party through disposal or spin-off of subsidiaries during the year ended December 31, 2014.

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		A title of account	December 31, 2014	December 31, 2013
Ultimate controlling party (Government related entity)	KDIC	Other assets	691,101	790,701
		Deposits	1,157,232	807,163
		Other liabilities	12,360	3,898
Subsidiaries	SPEs	Loans	119,600	282,125
		Provision for credit loss	(44,083)	(37,629)
		Deposits	1,952	3,077
	Woori Bank China Limited	Due from banks	6,354	18,106
		Loans	250,294	193,809
		Provision for credit loss	(252)	(369)
		Other assets	1,652	4,559
		Other liabilities	1,208	4,227
		Deposits	—	266
	Zao Woori Bank	Due from banks	59,597	20,882
		Loans	76,009	76,129
		Provision for credit loss	(76)	(161)
		Other assets	109	101
	Woori Global Market Asia Ltd.	Loans	108,861	79,622
		Provision for credit loss	(113)	(154)
		Other assets	60	—
		Deposits	3,826	578
	Indonesia Woori Saudara Bank	Due from banks	—	25,793
		Loans	—	21,106
		Provision for credit loss	—	(45)
		Deposits	68	—
	Woori Credit Information Co., Ltd.	Deposits	18,597	15,642
		Other liabilities	10,251	10,748
	Woori America Bank	Due from banks	4,782	—
		Deposits	—	9,834
	Principal and Interest Guaranteed Trust	Other assets	3,949	4,674
		Other liabilities	61,098	137,906
	Woori Fund Service Co., Ltd.	Deposits	2,396	933
		Other liabilities	19	1
	Korea BTL Infrastructure Fund	Other assets	8	7
	Woori Private Equity Fund (*2)	Other assets	4	5
		Deposits	853	5,559
		Other liabilities	—	2
	Woori EL Co., Ltd. (*2)	Deposits	24	26
	Woori Finance Cambodia	Loans	6,595	—
		Provision for credit loss	(36)	—
	Woori FIS Co., Ltd. (*2)	Deposits	31,486	5,345
		Other liabilities	18,719	16,965
	Woori Private Equity (*2)	Loans	5	—
		Deposits	11,913	8,078
		Other liabilities	31	30

Related party		A title of account	December 31, 2014	December 31, 2013
Subsidiaries	Woori Finance Research Institute (*2)	Deposits	1,987	1,516
		Other liabilities	1,848	10
	Woori card (*2)	Other assets	8,221	8,776
		Deposits	43,520	32,047
		Other liabilities	11,654	13,315
	Woori Investment Bank (*2)	Other assets	25,299	7,386
		Deposits	4,369	3,817
		Borrowings	—	1,000
		Other liabilities	25,415	7,411
Associates	Kumho Tires Co., Ltd.	Loans	334,301	356,764
		Provision for credit loss	(2,962)	(35,944)
		Other assets	—	45,669
		Deposits	80,978	57,855
		Other liabilities	85	90
	Korea Credit Bureau Co., Ltd.	Deposits	3,215	4,029
		Other liabilities	19	101
	Korea Finance Security Co., Ltd.	Deposits	2,738	4,070
		Other liabilities	10	15
	Woori Service Networks Co., Ltd.	Deposits	3,169	2,642
		Other liabilities	84	50
	United PF 1st Corporate financial stability	Deposits	30	38
	Chin Hung International Inc.	Loans	42,764	45,994
		Provision for credit loss	(12,274)	(39,639)
		Deposits	7,615	1,073
		Other liabilities	11	1
	Poonglim Industrial Co., Ltd.	Loans	24,999	36,874
		Provision for credit loss	(3,123)	(266)
		Other assets	1	—
		Deposits	20,878	15,508
		Other liabilities	12	39
	Phoenix Digital Tech Co., Ltd.	Loans	3,764	1,209
		Provision for credit loss	(109)	(72)
		Deposits	306	495
		Other liabilities	6	11
	Ansang Tech Co., Ltd.	Loans	38	223
		Provision for credit loss	(38)	(142)
		Other assets	—	10
	Samho International Co., Ltd.	Loans	42,665	51,896
		Provision for credit loss	(8,774)	(33,024)
		Deposits	132,190	149,685
		Other liabilities	169	89
	Force TEC Co., Ltd.	Loans	24,230	46,421
		Provision for credit loss	(1,548)	(27,035)
		Deposits	139	297
	Hana Engineering & Construction Co., Ltd.	Loans	169	169
		Provision for credit loss	(169)	(169)
		Other liabilities	49	903

Related party		A title of account	December 31, 2014	December 31, 2013
Associates	STX Engine Co., Ltd.	Loans	163,254	104,557
		Provision for credit loss	(24,724)	(10,935)
		Other assets	27	—
		Deposits	3,701	6,023
		Other liabilities	53	99
	STX Corporation	Loans	182,195	—
		Provision for credit loss	(23,442)	—
		Deposits	25,823	—
		Other liabilities	18	—
	Osung LST Co., Ltd.	Loans	5,639	—
		Provision for credit loss	(561)	—
		Deposits	5,133	—
		Other liabilities	14	—
Other related parties	Kyongnam Bank and subsidiaries (*1)	Other assets	—	135,843
		Deposits	—	8,029
		Other liabilities	—	131,127
	Kwangju Bank and subsidiaries (*1)	Loans	—	229
		Other assets	—	12,693
		Deposits	—	24,566
		Borrowings	—	27,851
		Other liabilities	—	5,681
	Woori Investment & Securities Co., Ltd. and subsidiaries (*1)	Deposits	—	328,207
		Borrowings	—	8,162
		Other liabilities	—	142,701
	Woori F&I Co., Ltd. and subsidiaries (*1)	Other assets	—	5
		Deposits	—	41,758
		Other liabilities	—	277
	Other subsidiaries of Woori Bank(*1)	Loans	—	50,000
		Provision for credit loss	—	(106)
		Other assets	—	184
		Deposits	—	42,396
		Other liabilities	—	1,299
	Woori Aviva Life Insurance Co., Ltd.(*1)	Deposits	—	6,807
		Other liabilities	—	241

(*1)	Excluded from the related party through disposal or spin-off of subsidiaries during the year ended December 31, 2014.
(*2)	Included in the consolidation scope of the Bank through the merger between the Bank and Woori Finance Holdings during the year ended December 31, 2014.

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the years ended December 31
Related party		A title of account	2014	2013
Ultimate controlling party (Government related entity)	KDIC	Interest income	26,577	26,000
		Interest expenses	17,920	7,967
		Reversal of provision for credit loss	(124)	(65)
Joint venture	Woori Renaissance Holdings	Interest expense	—	2
		Reversal of provision for credit loss	—	(144)
Subsidiaries	SPEs	Interest income	—	7
		Fees income	6,144	6,694
		Interest expenses	7	27
		Impairment losses due to credit loss	6,455	34,690
	Woori Credit Information Co., Ltd.	Dividends	1,008	2,520
		Other income	409	405
		Interest expenses	356	428
		Fees expenses	11,049	12,683
		Reversal of provision for credit loss	—	(3)
	Korea BTL Infrastructure Fund	Dividends	31,737	30,169
		Fees income	65	60
	Woori Bank China Limited	Interest income	2,668	2,488
		Fees expenses	31	—
		Reversal of provision for credit loss	(117)	(58)
	Indonesia Woori Saudara Bank	Interest income	126	6
		Fees expenses	42	13
		Reversal of provision for credit loss	(45)	(70)
	Principal and Interest Guaranteed Trust	Other income	7,774	7,102
		Interest expenses	1,597	2,877
		Other expenses	15	9
	Zao Woori Bank	Interest income	677	828
		Impairment losses due to credit loss	(85)	10
	Woori Global Markets Asia Limited	Interest income	1,407	803
		Interest expenses	2	—
		Reversal of provision for credit loss)	(41)	(161)
	Woori Fund Service Co., Ltd.	Fees income	3	4
		Interest expenses	103	30
		Reversal of provision for credit loss	—	(1)
	Woori Private Equity Fund (*2)	Fees income	8	11
		Interest expenses	35	44
	Woori Finance Cambodia	Other income	44	—
		Impairment losses due to credit loss	36	—

			For the years ended December 31
Related party		A title of account	2014	2013
Subsidiaries	Woori FIS Co., Ltd. (*2)	Other income	7,471	7,384
		Other expenses	221,857	207,480
		Reversal of provision for credit loss	—	(25)
	Woori Private Equity (*2)	Interest expenses	173	117
		Reversal of provision for credit loss	—	(1)
	Woori Finance Research Institute (*2)	Other income	143	—
		Interest expenses	53	43
		Fees expenses	549	—
	Woori card (*2)	Fees income	112,673	73,454
		Other income	843	649
		Interest expenses	128	142
		Reversal of provision for credit loss	(163)	261
		Other expenses	234	153
	Woori Investment Bank (*2)	Interest income	—	693
		Fees income	6	—
		Other income	1,432	—
		Interest expenses	52	211
		Other expenses	226	—
		Impairment losses due to credit loss (Reversal of provision for credit loss)	87	(1,442)
Associates	Kumho Tires Co., Ltd.	Interest income	732	1,008
		Fees income	6	6
		Other income	—	3,488
		Interest expenses	218	408
		Impairment losses due to credit loss (Reversal of provision for credit loss)	(32,982)	2,433
	Korea Finance Security Co., Ltd.	Dividends	55	55
		Interest expenses	53	99
	Korea Credit Bureau Co., Ltd.	Interest expenses	72	112
	Woori Service Networks Co., Ltd.	Dividends	12	7
		Other income	27	22
		Interest expenses	95	69
		Reversal of provision for credit loss	—	(1)
	United PF 1st Corporate Financial Stability	Interest expenses	—	34
	Woori Blackstone Korea Opportunity Private Equity Fund 1st	Dividends	2,920	6,360

			For the years ended December 31
Related party		A title of account	2014	2013
Associates	Chin Hung International Inc.	Fees income	1	1
		Interest expenses	31	98
		Impairment losses due to credit loss (Reversal of provision for credit loss)	(27,365)	9,324
	Poonglim Industrial Co., Ltd.	Interest expenses	22	75
		Impairment losses due to credit loss (Reversal of provision for credit loss)	2,857	(150)
	Phoenix Digital Tech Co., Ltd.	Interest expenses	12	11
		Reversal of provision for credit loss	37	(224)
	Ansang Tech Co., Ltd.	Impairment losses due to credit loss	(104)	142
	Samho International Co., Ltd.	Fees income	5	—
		Interest expenses	1,270	747
		Reversal of provision for credit loss	(24,249)	(10,268)
	Force TEC Co., Ltd.	Interest expenses	3	2
		Impairment losses due to credit loss (Reversal of provision for credit loss)	(25,488)	26,273
	Hana Engineering & Construction Co., Ltd.	Reversal of provision for credit loss	—	(158)
	STX Engine Co., Ltd.	Interest income	308	—
		Fees income	81	—
		Interest expenses	48	49
		Impairment losses due to credit loss	13,790	9,946
	STX Corporation	Interest expenses	6	—
		(Reversal of provision for credit loss)	(146,680)	—
	Osung LST Co., Ltd.	Interest income	113	—
		Interest expenses	31	—
		Reversal of provision for credit loss	(4,819)	—
Other related parties	Kyongnam Bank and subsidiaries (*1)	Other income	—	6,550
		Other expenses	—	4,500
	Kwangju Bank and subsidiaries (*1)	Interest income	—	7
		Other income	—	257
		Interest expenses	—	1,309
		Other expenses	—	32
	Woori Investment & Securities Co., Ltd. and subsidiaries (*1)	Fees income	—	657
		Other income	—	8,919
		Interest expenses	—	15,116
		Reversal of provision for credit loss	—	(326)
		Other expenses	—	15,665

			For the years ended December 31
Related party		A title of account	2014	2013
Other related parties	Woori F&I Co., Ltd. and subsidiaries (*1)	Fees income	—	56
		Interest expenses	—	404
		Reversal of provision for credit loss	—	(1)
	Other subsidiaries of the Bank (*1)	Interest income	—	2,046
		Fees income	—	263
		Other income	—	298
		Interest expenses	—	862
		Reversal of provision for credit loss	—	(156)
		Other expenses	—	987
	Woori Aviva Life Insurance Co., Ltd. (*1)	Fee income	—	38
		Other income	—	77
		Interest expense	—	43
		Reversal of provision for credit loss	—	(5)

(*1)	Excluded from the related party through disposal or spin-off of subsidiaries during the year ended December 31, 2014.
(*2)	Included in the consolidation scope of the Bank through the merger between the Bank and Woori Finance Holdings during the year ended December 31, 2014.

(4)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	Warranty	December 31, 2014	December 31, 2013
KDIC	Loan commitment	1,500,000	2,000,000
Woori America Bank	Confirmed guarantees in foreign currencies	923	9,608
P.T. Bank Woori Indonesia	Confirmed guarantees in foreign currencies	86,858	115,538
Woori Global Market Asia Ltd.	Confirmed guarantees in foreign currencies	15,759	21,106
Woori Bank China Limited	Confirmed guarantees in foreign currencies	68,085	478,183
Zao Woori Bank	Confirmed guarantees in foreign currencies	51,200	61,204
Korea BTL Infrastructure Fund	Securities purchase contract	500,424	540,970
Special purpose entities	Loan commitment in local currency	305,800	449,600
Woori Investment & Securities Co., Ltd. and subsidiaries (*1)	Loan commitment	—	280,000
Woori Card Co., Ltd. (*2)	Loan commitment	500,000	500,000
Woori Investment Bank (*2)	Loan commitment	50,000	—
Kumho Tires Co., Ltd.	Loan commitment in foreign currency	—	208
	Import credit in foreign currencies	18,110	12,832
	Loan commitment	87,785	113,453
ChinHung International Inc.	Loan commitment	40,630	40,620
Phoenix Digital Tech Co., Ltd.	Loan commitment	238	3,771
STX Engine Co., Ltd.	Import credit in foreign currencies	81,431	21,213
	Loan commitment	4,193	38,147
Samho International Co., Ltd.	Import credit in foreign currencies	2,360	1,930
	Loan commitment	25,885	—
Force TEC Co., Ltd.	Loan commitment	5,893	—
STX Corporation	Import credit in foreign currencies	30,062	—
	Loan commitment	13,009	—

(*1)	Excluded from the related party through disposal or spin-off of subsidiaries during the year ended December 31, 2014.
(*2)	Included in the consolidation scope of the Bank through the merger between the Bank and Woori Finance Holdings during the year ended December 31, 2014.

(5)	Details of compensation to key management are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013(*)
Salaries	6,173	5,470
Severance and retirement benefits	192	159

	6,365	5,629

(*)	As the scope of the compensation for key management disclosure has changed, the comparative amounts are restated.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Bank are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	December 31, 2014	December 31, 2013	For the year ended December 31, 2014	For the year ended December 31, 2013
Trust accounts	31,225,968	29,413,864	751,425	763,020

(2)	Significant transactions between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

1)	Receivables/Payables

	December 31, 2014	December 31, 2013
Receivables
Trust fees receivables	17,956	17,077
Payables
Borrowings from trust accounts	2,949,097	3,130,738

2)	Revenue/Expense

	December 31, 2014	December 31, 2013
Revenue
Trust fees	41,829	36,199
Intermediate termination fees	—	1

Total	41,829	36,200

Expense
Interest expenses on borrowings from trust accounts	78,114	93,628

(3)	Principal guaranteed trusts and principal and fixed rate of return guaranteed trusts.

1)	The carrying value of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Principal guaranteed trusts
Old-age pension trusts	5,619	6,369
Personal pension trusts	528,680	540,912
Pension trusts	640,275	572,095
Retirement trusts	75,847	82,417
New personal pension trusts	8,897	9,373
New old-age pension trusts	3,859	5,360

Sub-total	1,263,177	1,216,526

Principal and fixed rate of return guaranteed trusts
Development trusts	19	19
Unspecified money trusts	857	857

Sub-total	876	876

Total	1,264,053	1,217,402

2)	As of December 31, 2014 and 2013, the amounts that the Bank has to pay by the capital guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Liabilities for the account (subsidy for trust account adjustment)	15	10

47.	DISPOSAL GROUP HELD FOR SALE AND NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS

(1)	As of September 16, 2011, the board of directors of Woori Finance Holdings, a former parent company of the Bank, and the Bank decided to spin-off the credit card division and established a new credit card company to be a subsidiary of Woori Finance Holdings to enhance the competiveness in credit card business. Accordingly the Bank demerged the credit card division on April 1 2013. The shareholder of the Bank will receive 100% of the newly issued shares of the credit card company in proportion to its ownership in the Bank as of the spin-off date. The business segments of the Bank, other than credit card operation segment, will continue to exist after the spin-off. Both the Bank and the newly established credit card company are responsible for the liabilities that arose from the conditions existing before the spin-off date.

(2)	Details of assets and liabilities transferred from the bank to Woori Card are as follows (Unit: Korean Won in millions):

April 1, 2013
Assets:
Cash and cash equivalents	375,175
AFS financial assets	62,177
Loans and receivables	3,750,221
Investment in associates	521
Premises and equipment	5,142
Intangible assets	4,217
Deferred tax assets	24,340
Other assets	2,781

4,224,574

Liabilities:
Debentures	2,699,537
Provisions	83,053
Other financial liabilities	320,050
Other liabilities	71,934

3,174,574

Accumulated other comprehensive income	14,578

(3)	For the year ended December 31, 2013, The summarized financial information of the credit card operating segment are as follows (Unit: Korean Won in millions):

For the year ended December 31, 2013
OPERATING INCOME:	31,035
Interest income	222,010
Interest expenses	(30,652)

Net interest income	191,358

Fee and commission income	11,708
Fee and commission expenses	(130,664)

Net fee and commission expense	(118,956)

Dividend income	4,236
Gain on AFS financial assets	1,027
Impairment losses for loans and others	(26,815)
General and administrative expenses	(18,536)
Other operating expense	(1,279)
Net other non-operating income	7,852

Net income before income tax expense	38,887

Income tax expense	(9,411)

Profit from discontinued operations	29,476

(4)	Cash flows related to discontinued operations are as follows (Unit: Korean Won in millions):

For the year ended December 31, 2013
Cash Flows from operating activities	374,127
Cash Flows from investing activities	1,048
Cash Flows from financing activities	—

48.	BUSINESS COMBINATION

On November 1, 2014, the Bank (acquirer) merged with Woori Finance Holdings (acquiree) based on the resolution of the board of directors on July 28, 2014, and the Bank became the existing entity and Woori Finance Holdings was dissolved. The merger ratio was 1:1.0000000, and the shareholders of Woori Finance Holdings received one common share of the Bank per one common share of the company as compensation.

Accordingly, the shares of the Bank, 597 million shares, prior to the merger, was reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares.

Since the merger meets the definition of ‘business combination under common control’, the Bank recognized the transferred assets and liabilities of Woori Finance Holdings at the book values as previously recognized on the consolidated financial statements, and did not recognize any goodwill.

Details of the merger are described as follows:

Type	Merger
Companies involved in merger	Woori Bank (existing entity)
Woori Finance Holdings Co., Ltd. (non-existing entity)
New shares acquired due to merger	676,278,371 shares of common stock
Schedule	Date of merger:	November 1, 2014
	Date of registration of merger:	November 3, 2014
	Date for distribution of stocks :	November 18, 2014
	Date for listing of stocks :	November 19, 2014

As of the merger date, the book values of assets and liabilities of Woori Finance Holdings are as follows (Unit: Korean Won in millions):

November 1, 2014
Assets:
Cash and cash equivalents	1,361,237
Loans and receivables	181,325
Investments in subsidiaries and associates	13,831,963
Premises and equipment	187
Intangible assets and goodwill	44
Deferred tax assets	1,909
Other assets	709

Total	15,377,374

Liabilities:
Deposits due to customers	3,265,646
Provision for retirement	879
Other financial liabilities	27,344
Other liabilities	144

Total	3,294,013

Net-asset	12,083,361

The statement of financial position of the Bank and Woori Finance Holdings before the merger, the accounting treatments for the acquisition, and the statements of financial position of the Bank after the merger as of November 1, 2014 are as follows (Unit: Korean Won in millions):

	Woori Bank (Before merger)	Woori Finance Holdings (Book Value)	Acquisition treatment	Woori Bank (After merger)
Total assets	250,109,405	15,377,374	(13,875,071)	251,611,708
Total liabilities	231,762,948	3,294,013	(1,379,311)	233,677,650
Capital stock	2,983,452	3,381,392	(2,983,452)	3,381,392
Hybrid securities	1,880,798	498,407	—	2,379,205
Capital surplus	732,537	91,478	(554,483)	269,532
Other equity	156,225	(1,522,950)	677,209	(689,516)
Retained earnings	12,593,445	9,635,034	(9,635,034)	12,593,445
Total equity	18,346,457	12,083,361	(12,495,760)	17,934,058

Review Report on Internal Accounting Control System (“IACS”)

English Translation of a Report Originally Issued in Korean

To the Chief Executive Officer of

Woori Bank

We have reviewed the accompanying Report on the Management’s Assessment of IACS (the “Management’s Report”) of Woori Bank (the “Bank”) as of December 31, 2014. The Management’s Report, and the design and operation of IACS are the responsibility of the Bank’s management. Our responsibility is to review the Management’s Report and issue a review report based on our procedures. The Bank’s management stated in the accompanying Management’s Report that “based on the assessment of the IACS as of December 31, 2014, the Bank’s IACS has been appropriately designed and is operating effectively as of December 31, 2014, in all material respects, in accordance with the IACS Framework established by the Korea Listed Companies Association.”

We conducted our review in accordance with the IACS Review Standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform a review, objective of which is to obtain a lower level of assurance than an audit, of the Management’s Report in all material respects. A review includes obtaining an understanding of a Bank’s IACS and making inquiries regarding the Management’s Report and, when deemed necessary, performing a limited inspection of underlying documents and other limited procedures.

The Bank’s IACS represents internal accounting policies and a system to manage and operate such policies to provide reasonable assurance regarding the reliability of financial statements prepared, in accordance with K-IFRS, for the purpose of preparing and disclosing reliable accounting information. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. In addition, projections of any evaluation of effectiveness of IACS to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that the Management’s Report referred to above is not fairly stated, in all material respects, in accordance with the IACS Framework established by the Korea Listed Companies Association.

Our review is based on the Bank’s IACS as of December 31, 2014, and we did not review its IACS subsequent to December 31, 2014. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in the Republic of Korea and may not be appropriate for other purposes or for other users.

March 6, 2015

Report on the Operations of the Internal Accounting Control System

English Translation of a Report Originally Issued in Korean on March 6, 2015

To the Board of Directors and Auditor (Audit Committee) of

Woori Bank

I, as the Internal Accounting Control Officer (“IACO”) of Woori Bank (“the Bank”), assessed the status of the design and operations of the Bank’s internal accounting control system (“IACS”) for the year ended December 31, 2014.

The Bank’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud, which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS standard for the assessment of design and operations of the IACS.

Based on our assessment on the IACS as of December 31, 2014, the Bank’s IACS has been appropriately designed and is operating effectively as of December 31, 2014, in all material respects, in accordance with the IACS Framework established by the Korean Listed Companies Association.

February 24, 2015

Internal Accounting Control System Officer
Lee, Dong Gun

Chief Executive Officer
Lee, Kwang Goo